   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 26, 1997

                                                      REGISTRATION NO. 333-35757
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  SURREY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              TEXAS                               2844                            74-2138564
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)           Identification Number)

                             13110 TRAILS END ROAD
                              LEANDER, TEXAS 78641
                                 (512) 267-7172
          (Address, including zip code, and telephone number including area code, of registrant's principal executive offices)

                            ------------------------

                            JOHN VAN DER HAGEN, CEO
                                  SURREY, INC.
                             13110 TRAILS END ROAD
                              LEANDER, TEXAS 78641
                                 (512) 267-7172
            (Name address, including zip code, and telephone number
                   including area code, of agent for service)

                            ------------------------

                                   Copies to:

              ELIZABETH H. COBB, ESQ.                             HELENE K. NETTER, ESQ.
           MACKALL, CROUNSE & MOORE, PLC                        STUART, COLEMAN & CO., INC.
                  1400 AT&T TOWER                                   11 WEST 42ND STREET
               901 MARQUETTE AVENUE                                     15TH FLOOR
               MINNEAPOLIS, MN 55402                                NEW YORK, NY 10036
                  (612) 305-1400                                      (212) 789-2400

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                  SURREY, INC.

                                   FORM SB-2
                           -------------------------

                             CROSS-REFERENCE SHEET

SHOWING THE LOCATION IN THE PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF
                                   FORM SB-2

            FORM SB-2 ITEM NUMBER AND CAPTION                    HEADING IN PROSPECTUS
            ---------------------------------                    ---------------------
 1.    Front of Registration Statement and Outside    Outside Front Cover Page
       Front Cover of Prospectus
 2.    Inside Front and Outside Back Cover Pages      Inside Front and Outside Back Cover Pages
       of Prospectus                                  of Prospectus
 3.    Summary Information and Risk Factors           Prospectus Summary; Risk Factors
 4.    Use of Proceeds                                Purpose of the Offering; Use of Proceeds
 5.    Determination of Offering Price                Outside Front Cover Page of Prospectus;
                                                      Underwriting
 6.    Dilution                                       Dilution
 7.    Selling Security Holders                       Not Applicable
 8.    Plan of Distribution                           Outside Front Cover Page of Prospectus;
                                                      Underwriting
 9.    Legal Proceedings                              Business
10.    Directors, Executive Officers, Promoters       Management
       and Control Persons
11.    Security Ownership of Certain Beneficial       Principal Shareholders
       Owners and Management
12.    Description of Securities                      Description of Securities
13.    Interest of Named Experts and Counsel          Legal Matters; Experts
14.    Disclosure of Commission Positions on          Underwriting
       Indemnification for Securities Act
       Liabilities
15.    Organization Within Last Five Years            Not Applicable
16.    Description of Business                        Business
17.    Management's Discussion and Analysis or        Management's Discussion and Analysis of
       Plan of Operation                              Financial Condition and Results of
                                                      Operations
18.    Description of Property                        Business
19.    Certain Relationships and Related              Certain Transactions
       Transactions
20.    Market for Common Equity and Related           Dividend Policy; Principal Shareholders;
       Stockholder Matters                            Underwriting
21.    Executive Compensation                         Management
22.    Financial Statements                           Financial Statements
23.    Changes In and Disagreements With              Changes in Company's Certifying Accountant
       Accountants on Accounting and Financial
       Disclosure

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 26, 1997


PROSPECTUS
---------------------

SURREY LOGO
                                  SURREY, INC.

                          625,000 UNITS CONSISTING OF
                      1,250,000 SHARES OF COMMON STOCK AND
               625,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS


    Surrey, Inc. ("Surrey" or the "Company") hereby offers 625,000 Units, each Unit consisting of two shares of common stock, no par value ("Common Stock"), and one redeemable Common Stock Purchase Warrant ("Warrant") to purchase one share of Common Stock. The components of the Units will be separately
transferable commencing January   , 1998 or earlier at the discretion of Stuart,
Coleman & Co., Inc., as representative (the "Representative") of the various underwriters (the "Underwriters"). The Representative may decide to delist the Units after the thirty day minimum inclusion period. Each Warrant entitles the registered holder to purchase one share of Common Stock, at any time prior to
December   , 2002, at an exercise price of $4.80, subject to adjustment in certain circumstances. The exercise price will not be adjusted by less than $.05; however, there is no maximum limitation on such adjustment. No fractional shares will be issued upon exercise. See "Description of Securities -- Warrants" for a determination of cash consideration in lieu of fractional shares and restrictions on, and circumstances permitting, adjustment to the exercise price.
The Warrants are redeemable by Surrey commencing December   , 1998, on at least
30 days' prior written notice, at a price of $.01 per Warrant, at any time that the market value of the Common Stock exceeds $5.00 per share for a period of 20 consecutive trading days. See "Description of the Securities." A former officer and director will receive approximately 32% of the net proceeds of the offering (or 27% if the overallotment option is exercised). See "Risk Factors -- Use of Proceeds." Prior to this offering, there has been no public market for the securities of the Company and there can be no assurance that such a market will develop, or if developed, that it will be sustained. The Company has applied for quotation of its securities on the Nasdaq SmallCap Market(SM) upon official notice of issuance under the symbols "SOAP", "SOAPU" and "SOAPW." The initial public offering price is $8.125 per Unit. For information regarding factors used to determine the initial offering price, see "Underwriting."

                            ------------------------
   THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE
     DISCUSSION UNDER THE CAPTIONS "RISK FACTORS" BEGINNING ON PAGE 5, AND
                                  "DILUTION."
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, PASSED UPON THE
ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

===================================================================================================================
                                                      PRICE TO             UNDERWRITING           PROCEEDS TO
                                                       PUBLIC              DISCOUNT(1)             COMPANY(2)
-------------------------------------------------------------------------------------------------------------------
Per Unit......................................           $                      $                      $
-------------------------------------------------------------------------------------------------------------------
Total(3)......................................           $                      $                      $
===================================================================================================================

(1) The Company (a) has agreed to pay to the Representative a nonaccountable expense allowance equal to 3% of the gross proceeds of the offering of Units, or $152,344 (or $175,195 if the over-allotment option is exercised in full), of which $50,000 has been paid to date; (b) has agreed to sell to the Representative, at a price of $.0005 per warrant, warrants to purchase from the Company up to 62,500 Units at a price per Unit equal to 120% of the per Unit offering price (the "Representative's Warrant"); (c) has agreed to enter into a two-year financial consulting agreement with the Representative commencing on the closing date, providing for compensation in the amount of $12,500 per year, all payable in advance at the closing; and (d) has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at approximately $340,000 (approximately $362,851 if the Underwriters' over-allotment option is exercised in full) including the Representative's nonaccountable expense allowance referenced in note 1 above.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 93,750 additional Units solely to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $      , $      , $      and $
    respectively. See "Underwriting."
                            ------------------------

    The Units are being offered on a "firm commitment" basis, subject to prior sale, when, as and if delivered to and accepted by the Representative, subject to certain other conditions, including the right to reject any order in whole or in part. It is expected that delivery of the Units will be made against payment
therefor on or about            , 1997 in New York, New York.

                              [Stuart Coleman Logo]
                            ------------------------

               The date of this Prospectus is             , 1997

                           [INSIDE FRONT COVER PAGE]

SURREY Home and Bath Products

[Contains photographs of the following products manufactured by Surrey: Chanel soap for men; soap making kit; Pure Pleasure Glycerine Cleansing Bar; Milk & Honey Cleansing Bar; Barbie soap; Avon Naturals; shaving soap; various clear glycerine bars containing flowers and cube soaps; Elizabeth Arden soaps; Ann Taylor soap; selected Disney soaps (Mickey Mouse, Minnie Mouse, Snow White, Ariel); Liz Sport soap; Alfred Sung soap, and Hill Country Cameo soap.]

       sensibly indulgent

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE UNITS, COMMON STOCK OR WARRANTS INCLUDING STABILIZING BIDS OR SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. All information concerning the Company's authorized, issued and outstanding Common Stock and all financial information presented on a per share basis reflects the repurchase by the Company in August 1997 of fifty percent of the outstanding shares of Common Stock and the subsequent 11.22727-for-one stock split in September 1997. Unless otherwise indicated, information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     Surrey, Inc. ("Surrey" or the "Company") specializes in the development and manufacture of high quality transparent glycerin and specialty soap products, as well as the production of certain personal care and home fragrance products. The Company has built four successful retail brands and a strong private label and contract manufacturing business for high-profile customers. Surrey uses a proprietary process for manufacturing poured bar soaps that allows the Company to produce unique and affordable original soap products in large quantities with consistent quality. Surrey also maintains a library of chemical formulations for producing purer, milder and harder glycerin soap bars. The Company is also entering the crafts market, with its new soap making kits, and is expanding its home fragrance products with the introduction of a full line of potpourri products.

     Surrey was incorporated in Texas in 1981, as the successor to a business begun in 1972. The Company's executive offices are located at 13110 Trails End Road, Leander, Texas 78641, and its telephone number is (512) 267-7172.

                                  THE OFFERING

Units(1)..................................    625,000 Units, each consisting of two shares of Common
                                              Stock and one redeemable Warrant. See "Description of
                                              Securities."
Common Stock Outstanding
  Before Offering.........................    1,122,727
  After Offering(2).......................    2,372,727
Warrants:
  The Offering............................    625,000 Warrants offered as part of the Units. The
                                              Warrants will be detachable and separately transferable
                                              from the Common Stock commencing 30 days from the date
                                              of this Prospectus or earlier at the discretion of the
                                              Representative.
  Exercise Terms..........................    Exercisable to purchase one share of Common Stock, at
                                              $4.80 per share, subject to adjustment in certain
                                              circumstances. See "Description of Securities."
  Expiration Date.........................    , 2002
  Redemption..............................    Redeemable by the Company commencing one year after the
                                              date of this Prospectus upon at least 30 days' notice,
                                              at a price of $.01 per Warrant at any time the market
                                              value of the Common Stock value exceeds $5.00 per share
                                              for twenty consecutive trading days.

-------------------------
(1) Does not include up to 93,750 Units issuable to the Underwriters' over-allotment option or 62,500 Units which may be purchased upon exercise of the Representative's Warrant. See "Underwriting."

(2) Does not include (i) 187,500 shares included in the Underwriters' over-allotment option, (ii) 450,000 shares reserved for issuance under the Company's stock option plans, (iii) 718,750 shares reserved for issuance under the Warrants being offered hereby (including the over-allotment option) or (iv) 187,500 shares of Common Stock which may be purchased upon exercise of the Representative's Warrant. See "Description of Securities," "Management" and "Underwriting."

Use of Proceeds...........................    Purchase of equipment and other capital expenditures,
                                              expansion of sales and marketing efforts, repayment of
                                              certain indebtedness as described herein, and working
                                              capital and other general corporate needs. See "Use of
                                              Proceeds."
Risk Factors..............................    The securities offered hereby involve a high degree of
                                              risk and immediate and substantial dilution. Potential
                                              risks include, among others: the Company's growth
                                              strategy and management of growth, costs of
                                              construction, dependence on significant customers,
                                              competition, reliance on proprietary rights, possible
                                              price violation of the shares, and no payments of
                                              dividends. See "Risk Factors" and "Dilution."

                             SUMMARY FINANCIAL DATA
            (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                         NINE MONTHS
                                                          FISCAL YEAR ENDED                 ENDED
                                                             DECEMBER 31,               SEPTEMBER 30,
                                                      --------------------------       ----------------
                                                       1994      1995      1996         1996      1997
                                                       ----      ----      ----         ----      ----
STATEMENT OF OPERATIONS DATA:
Net sales.........................................    $7,479    $7,882    $7,336       $4,878    $6,363
Cost of goods sold................................     5,692     6,071     5,485        3,562     4,702
Gross profit......................................     1,787     1,811     1,851        1,316     1,661
Total operating expenses..........................     1,635     1,589     1,512        1,095     1,158
Interest expense..................................       138       222       226          162       159
Other income......................................        --         3        --           --         4
Provision for income taxes........................         6         1        47           25       135
Net income........................................         8         2        66           34       213
PRO FORMA DATA:
Pro Forma net income per share(1).................                        $  .06                 $  .19
Weighted average shares outstanding(1)............                         1,123                  1,123

                                                                                  SEPTEMBER 30, 1997
                                                           DECEMBER 31,       ---------------------------
                                                               1996           ACTUAL(2)    AS ADJUSTED(3)
                                                           ------------       ---------    --------------
BALANCE SHEET DATA:
Working capital........................................       $1,002           $ (472)         $3,758
Total assets...........................................        4,228            5,210           8,100
Current liabilities....................................        1,718            3,974           2,634
Long-term debt, less current portion...................        1,470            1,237           1,237
Stockholders' equity (deficit).........................          998              (39)          4,191

-------------------------
(1) In August 1997, the Company repurchased fifty percent of the outstanding shares of Common Stock for $1,250,000 and subsequently authorized a 11.22727-for-one stock split in September 1997. The per share and shares outstanding data is presented as if the stock split and repurchase occurred on January 1, 1996.

(2) The balance sheet data as of September 30, 1997 reflects, among other things, an increase in current liabilities and a decrease in stockholders' equity of $1.25 million related to the repurchase of shares in August 1997. See "Certain Transactions" and Financial Statements.

(3) Adjusted to reflect the sale of 625,000 Units offered hereby at an assumed initial public offering price of $8.125 per Unit and application of the estimated net proceeds therefrom; does not reflect shares issuable upon exercise of the Warrants offered hereby.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the risk factors set forth below as well as the other information set forth in this Prospectus before purchasing the Common Stock offered hereby.

GROWTH STRATEGY


     The Company intends to use approximately $2,500,000 (or 59%) of the net proceeds from the offering to significantly expand its facilities, equipment, and sales and marketing staff. The Company's current strategy includes (1) doubling its current manufacturing and warehouse facilities, (2) continuing to diversify its product mix by the development or introduction of new products or product lines, (3) hiring professional marketing personnel and significantly increasing its direct marketing efforts in order to support the anticipated new production capacity, (4) continuing its shift toward higher margin products, and
(5) reducing its reliance on bank borrowings to support product development and growth. There can be no assurance that the Company's proposed increased marketing, sales and development efforts will be successful. In such event, there can be no assurance that full use of the Company's expanded manufacturing and production facilities will occur, or will occur in the time frame currently anticipated by the Company. In such event, the Company would not be able to significantly increase, if at all, production and sales over its current volume, which would restrict the Company's ability to increase sales and revenue and which could have a material adverse effect on the Company's future operations and financial condition. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Growth Strategy," "Business -- Properties and Equipment" and "Management."


MANAGEMENT OF GROWTH


     Growth of the Company's business will result in increased costs for personnel and systems. There can be no assurance that the Company will be able to secure and maintain the additional management, employees and staffing, or other resources required to support the intended growth of its business. In such event, the Company might not be able to increase production to a volume, or on a schedule, that might otherwise be achieved, or the Company's costs and expenses might be increased. In either such case, the Company's ability to increase sales and revenue could be restricted. Such results could have a material adverse effect on the Company's future results of operations and financial condition. In addition, in the event marketing growth and personnel are not properly managed with production growth, the Company could sell more product than it can timely produce, potentially resulting in lost sales or lost customers. See "Use of Proceeds" and "Business -- Growth Strategy."


COSTS OF CONSTRUCTION

     The Company currently intends to use approximately $800,000 of the net proceeds of this offering to enlarge its current manufacturing facility. The Company has entered into discussion with its current bank lender and may secure a new or extended line of bank financing for a portion of such cost. Management believes that such construction would require approximately twelve months. Based on a preliminary estimate the Company anticipates that the cost of such construction will be approximately $800,000; however, the Company has not entered into any agreements with any contractors or architects in connection with such expansion, and has not received any firm bids for constructions cost. There can be no assurance that the Company will be able to construct its intended expansion within its currently estimated project costs and any increased costs could be material. The Company's ability to receive secured financing for any portion of the construction costs will be subject to any conditions which might be imposed by such lender, including a review and approval of all construction plans and an appraisal of the facility. There can be no assurance, however, that such conditions can be satisfied by the Company or that the proposed expansion can be completed within management's assumed time frame. Inability to secure additional bank financing or increases in the construction costs could require the Company to complete a smaller structure, reduce its ability to use net proceeds of the offering for other corporate purposes, or seek additional means of financing, any of which could have a material adverse effect on the Company and its plans for expansion. See "Use of Proceeds,"

"Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Business -- Growth Strategy" and "Business -- Properties and Equipment."

DEPENDENCE ON SIGNIFICANT CUSTOMERS/LACK OF CONTRACTS

     During fiscal years 1996 and 1995, Wal-Mart was the Company's single largest customer and accounted for approximately 21% and 13%, respectively, of the Company's net sales. Avon was the Company's second largest customer in 1996, accounting for approximately 6%. In 1995, Dollar General was the second largest, accounting for approximately 11% and Walgreens was the third largest, accounting for approximately 10%. Based on net sales from the first nine months of 1997, and anticipated sales for the entire year, management currently anticipates that Wal-Mart will be the Company's single largest customer, and will account for relatively the same percentage of net sales as 1996, and that Avon and K-Mart will be the second and third largest customers, respectively, each accounting for less than 10% of net sales. Customers generally order on a job-by-job basis through the use of purchase orders as needed. Such orders are generally cancelable by the customer if not shipped after two weeks. The Company has no long term contracts or standing orders with any of its customers. The loss of any of the Company's major accounts, especially Wal-Mart, or a decrease in orders from any such customers, could have a material adverse effect on the Company and its business. There can be no assurance that sales to any of these customers will continue at historic levels, if at all. See "Business -- Customer Contracts" and "Business -- Significant Customers."

COMPETITION

     Although there is extensive competition in the bar soap manufacturing industry generally, the Company believes that it currently competes directly with only a small number of manufacturers in the specialty soap market. The Company also competes generally for market share with many larger manufacturers and distributors of soap and personal care products, such as Dial, Colgate-Palmolive, Procter & Gamble and Unilever, companies which have significantly more resources than the Company. However, the Company currently believes that the specialty soaps market niche is too small to attract significant competition from these larger soap producers. In addition, the Company is aware of several smaller manufacturers of personal care items with which it must compete for market share. As the Company continues its diversification into other product lines, it may experience competition from other sources as well as from foreign manufacturers. See "Business -- Competition," "Business -- Customer Contracts" and "Business -- Proprietary Processes and Trademarks."

USE OF PROCEEDS

     The Company currently anticipates that it will use approximately 32% of the net proceeds of this offering to repay outstanding indebtedness owed to a former officer and director of the Company and the balance is intended to be used by the Company in accomplishing its growth strategy and for working capital. Approximately 8% of the net proceeds are being allocated to current working capital and general corporate purposes. Such funds, together with proceeds allocated to sales, marketing, and new product development, are expected to allow the Company to have sufficient cash assets to take immediate advantage of any opportunities presented to it to develop and market new product lines, or to take advantage of acquisitions of, or investments in, business, products or technologies that are complementary to the current product lines. Other than continuation and diversification of current product lines, the Company has no current new product lines targeted. In addition, no acquisition transactions are planned or being negotiated as of this date. Any such acquisition would not require the vote of shareholders. Management of the Company has great discretion in how the net proceeds of this offering will be used. See "Use of Proceeds" and "Certain Transactions."

PAYMENT OF PROCEEDS TO AFFILIATED PARTIES

     A former officer and director of the Company will receive approximately 32% of the net proceeds of this offering (or 27% if the overallotment option is exercised). Such proceeds are being used to repay certain indebtedness owned to such affiliated party. See "Use of Proceeds" and "Certain Transactions."

SEASONALITY

     The Company experiences seasonal fluctuations in operating results, with sales and revenues generally higher during the third and fourth calendar quarters, reflecting primarily orders for the holiday retail season. Orders shipped in the third and fourth quarters generally account for approximately 60% of the Company's total net sales for the year. See "Business -- Seasonality."

CONTROL BY PRINCIPAL SHAREHOLDER/RELATIONSHIP OF OFFICERS AND DIRECTORS

     Following the completion of this offering, John van der Hagen, CEO and Chairman of the Board, will own approximately 47% of the outstanding Common Stock. As a result, management may have the ability to elect the Company's entire board of directors and control all affairs of the Company, including all fundamental corporate transactions such as mergers, consolidations and the sale of substantially all of the Company's assets. In addition, all of the principal officers and a majority of the directors of the Company are family members. The Company has only one standing committee of its Board of Directors, which is composed of a majority, but not all, independent directors. See "Management" and "Principal Shareholders."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is highly dependent on the efforts of its key management personnel. The loss of the services of any such personnel could have a material adverse effect on the Company. The Company currently has employment agreements with its CEO and President. The Company does not maintain life insurance policies payable to the Company on any key management personnel, but has secured a policy, for the benefit of its bank lender, on its former CEO who has guaranteed the Company's current bank loan. The Company will continue to be dependent on its ability to attract and retain qualified personnel in the future. See "Business -- Growth Strategy" and "Management."

RELIANCE ON PROPRIETARY RIGHTS/LACK OF PATENTS


     The Company's success and ability to compete depend in large part on the protection of its proprietary processes and formulas. The Company seeks to protect such processes through confidentiality agreements with certain contractors, business partners, and distributors. However, there can be no assurance that such agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of unauthorized use or disclosure. Any such unauthorized disclosure or use could have a material adverse effect on the Company. The Company has recently become aware that a company which signed such a confidentiality agreement appears to be using certain trade secrets of the Company in violation of their agreement. The Company is not currently aware of the volume or quality of product, if any, which may be produced by such company. Because the Company is in a niche market, any significant volume from a competitor could reduce the Company's sales and net revenue, which could have a material adverse effect on the Company's future results of operations and financial condition. The Company does not own any patents on any of its technology. The Company believes that the trademarks it owns on certain product names have significant value and are important to the marketing of its products, but does not consider any individual mark to be material to its operation. There can be no assurance, however, that the Company's marks are, in fact, of value, that such marks do not or will not violate the proprietary rights of others, that the Company's proprietary rights in the marks would be upheld if challenged, or that the Company would not be prevented from using its marks, any of which could have an adverse effect on the Company. The Company has been unable to register the name Surrey as a trademark due to a prior registration; however, such prior registrant manufactures plastic combs, not soaps. While the Company believes that its current use of the name is not infringing on the rights of others, there can be no assurance that its use will not ever be challenged. See "Business -- Proprietary Processes and Trademarks."


CURRENT PROSPECTUS AND STATE "BLUE SKY" REGISTRATION REQUIRED TO EXERCISE THE WARRANTS

     Holders of the Warrants offered hereby will have the right to exercise them to purchase shares of the Company's Common Stock only if a current prospectus relating to such shares is then in effect and only if the shares are qualified for sale or exempt from qualification under the securities laws of the states in which the holder of the Warrant resides. Although the Company has undertaken to use its best efforts to maintain a current prospectus under the Securities Act which will permit the purchase and sale of the Common Stock underlying such Warrants during the warrant exercise term, there can be no assurance that the Company will be able to do so. Although the Company intends to seek to qualify the shares of Common Stock underlying the Warrants for sale in the states in which the original holders may reside, no assurance can be given that qualification will occur or will remain in effect at such time as the Warrants may be exercised. The Warrants may be deprived of any value if a current prospectus covering the shares issuable upon exercise thereof is not kept effective or if such underlying shares are not, or cannot be, qualified in the applicable states. See "Description of Securities."

EFFECTS OF DELISTING FROM NASDAQ SMALLCAP MARKET(SM)

     If the Company fails to maintain the qualification for its Units, Common Stock and Warrants to trade on the Nasdaq SmallCap Market(SM), its securities could be delisted from Nasdaq. In such event, trading, if any, in such securities would thereafter be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealer's "Electronic Bulletin Board." Consequently, the liquidity of the Company's securities would likely be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions, reduction in security analysts' and the news media's coverage, if any, of the Company, and lower prices for the Company's securities than might otherwise prevail.

PENNY STOCK REGULATION

     In the event that the Company's securities are delisted from the Nasdaq SmallCap Market(SM), as above described, the Company's securities could become subject to the rules and regulations under the Securities Exchange Act of 1934 relating to "penny stocks" (the "Penny Stock Rule"), which impose additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and certain institutional investors. "Penny stocks" generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotient on the Nasdaq system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). For transactions covered by the Penny Stock Rule, a broker-dealer must, among other things, make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the Penny Stock Rule may reduce the level of trading activity in the secondary market for the Company's securities, may adversely effect the ability of broker-dealers to sell the Company's securities and may adversely affect the ability of purchasers in this offering to sell any of the securities acquired hereby in the secondary market.

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

     Prior to this offering, there has been no public market for the Units, Common Stock or Warrants. The initial public offering price has been determined by negotiation between the Company and the Representative with reference to the general status of the securities market and other relevant factors. Such offering price may not be indicative of the market price for the Common Stock after this offering, which may be highly volatile depending upon various factors, including the general economy, stock market conditions, announcements by the Company, its vendors or competitors and fluctuation in the Company's operating results. See "Underwriting."

NO CASH DIVIDENDS

     The Company currently intends to retain earnings for use in operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current bank loan restricts the payment of dividends. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE


     Following the completion of this offering, the current shareholder of the Company will own a total of 1,122,727 shares of Common Stock. The holder has agreed with the Representative to refrain from selling his shares of Common Stock, except to members of his immediate family (who would be required to make a similar representation), without the prior written consent of the Representative for 20 months after the date of this Prospectus and has entered into a two-year lock-up agreement, as required by certain state securities laws, pursuant to which such shareholder would be restricted from transfer or sale of his shares. The form of state lock-up agreement was filed as an exhibit to the Registration Statement. In addition, the current shareholder has pledged his shares to secure his guarantee of the Company's bank loan and is restricted from transferring such shares without consent of the lender. Sales of a substantial number of shares of Common Stock in the public market subsequent to this offering, or the perception that such sales may occur, could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale."


RESTRICTIONS AND COVENANTS IN COMPANY LOAN AGREEMENT


     The Company's current $1.4 million term loan contains various financial covenants, as more fully described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." As of September 30, 1997, the Company was in violation of the debt to net worth ratio, current ratio, debt service coverage ratio, minimum net worth and capital expenditures limitation; however, the lender has waived all such defaults through October 1, 1998. In addition, such loan contains restrictions on the Company's ability to pay dividends, issue shares and repurchase shares. See also Notes to Financial Statements.


DILUTION

     There will be an immediate and substantial dilution to the public investors who purchase shares in this offering in that the net tangible book value per share of the Common Stock after the offering will be substantially less than the Price to Public of the shares offered hereby. The dilution to new investors after this offering will be approximately $2.23 per share (or 56%). See "Dilution."

                                USE OF PROCEEDS

     The net proceeds from the sale of the 625,000 Units offered hereby, at an assumed offering price of $8.125 per Unit, are estimated (after deducting the Underwriting discount and estimated offering expenses payable by the Company) to be approximately $4,230,000 (approximately $4,914,000 if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds as follows:

                                                                APPROXIMATE
                                                                 AMOUNT OF
                                                                    NET        PERCENTAGE OF
ANTICIPATED APPLICATION                                          PROCEEDS      NET PROCEEDS
-----------------------                                         -----------    -------------
Building expansion(1).......................................    $  800,000          18.9%
Capital equipment leasing(2)................................       900,000          21.3
Sales, marketing, and new product development(3)............       800,000          18.9
Repayment of indebtedness(4)................................     1,340,000          31.7
Land purchase(5)............................................        62,500           1.5
Working capital and general corporate purposes(6)...........       327,800           7.7
                                                                ----------         -----
  Total:....................................................    $4,230,300         100.0%
                                                                ==========         =====

-------------------------
(1) Represents the currently estimated cost of expanding the Company's facility. The Company has entered into discussions with its current bank lender to secure financing for a portion of such costs. In the event that bank financing is available, a portion of such construction funds may be available to the Company as working capital. See "Business -- Growth Strategy" and "Business -- Properties and Equipment."

(2) The Company currently anticipates that such proceeds will allow it to pay monthly expenses for the leasing of capital equipment to be acquired over the next three to five years. Such equipment includes additional bulk storage tanks for raw materials, additional stock soap die shapes and molds, two additional bar soap line production units and fillers, a high speed wrapping machine, and packing carton set-up machine. The total leasing costs of such equipment over the next five years are currently estimated by the Company at approximately $900,000.

(3) Represents funds allocated to increased marketing and sales efforts, including salaries and commission for new sales and marketing personnel, and also for the development of new products. See "Business -- Growth Strategy."

(4) Represents payment to a former officer, director and shareholder of (a) $1,250,000 note ("Purchase Note") issued in connection with the repurchase of shares by the Company and (b) approximately $90,000 note ("Promissory Note") for borrowed money. In August 1997, the Company repurchased all shares of the Company owned by such officer and issued the Purchase Note as payment therefore. The Promissory Note represents repayment of a loan made by the officer to the Company for working capital purposes in 1996. See "Certain Transactions."

(5) The Company has committed to purchase approximately two acres of land located next to its corporate headquarters for a purchase price of $62,500. The purchase is expected to close in January 1998. This parcel of land will be used primarily for drainage in connection with the planned expansion.

(6) Represents funds to be used for working capital and general corporate purposes. See discussion below and also "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business -- Growth Strategy."

     The Company intends, from time to time, to evaluate possible acquisitions of or investments in businesses, products or technologies that are complementary to the current product lines of the Company. The portion of the net proceeds of the offering which are added to the Company's working capital and general corporate funds, as well as funds dedicated to new product development, together with other internally generated funds, may, if appropriate, be used for such purpose. No such transactions are planned or being negotiated as of the date hereof.

     The purposes of the offering are also to increase the Company's financial resources, provide a public market for the Company's Common Stock, and facilitate access to public equity markets for future financing. Pending the use of the net proceeds from the offering, the Company intends to invest the net proceeds in short-term securities.

     The amounts actually expended for new product development, capital expenditures and plant expansion may vary significantly depending upon a variety of factors, including: the actual costs of construction of the proposed expansion, the timing of such expenditures, the ability of the Company to hire additional qualified marketing personnel and the resources needed to attract and retain such personnel, new product opportunities that might become available, and the continued availability of the Company's working capital line of credit. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    DILUTION


     The net tangible book value of the Company's Common Stock at September 30, 1997 was $(39,000) or $(0.03) per share. "Net tangible book value" per share represents the total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. Without taking into account any changes in the Company's net tangible book value after September 30, 1997, other than to give effect to the sale of the shares of Common Stock included in the Units offered hereby at the assumed offering price, the net tangible book value of the Company at September 30, 1997 would have been $4,191,000 or $1.77 per share. This represents an immediate increase in net tangible book value to the existing shareholders of $1.80 per share and an immediate dilution of $2.23 per share (or 56%) to the investors purchasing the shares offered hereby at the price to the public. The following table illustrates this per share dilution in net tangible book value to new investors.



Assumed initial public offering price.....................                   $4.00
  Net tangible book value as of September 30, 1997........    $(0.03)
                                                              ------
  Increase attributable to new investors..................    $ 1.80
                                                              ------
Net tangible book value adjusted for this offering........                   $1.77
                                                                             -----
Dilution to new investors in this offering................                   $2.23
                                                                             =====


     The above chart does not give effect to the exercise of the Warrants included in the Units offered hereby, the Representative's Warrants or any other warrants or options of the Company.

                                DIVIDEND POLICY

     The Company currently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings, need for funds, capital requirements and other factors. In addition, the Company's bank loan restricts the payment of any dividends or the purchase of shares of Common Stock without the prior written consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997 and as adjusted to reflect the sale by the Company of 625,000 Units, at an assumed offering price of $8.125 per Unit and the application of the net proceeds therefrom.

                                                              SEPTEMBER 30, 1997
                                                              ------------------
                                                                           AS
                                                              ACTUAL    ADJUSTED
                                                              ------    --------
                                                                (IN THOUSANDS)
DEBT (INCLUDING CURRENT MATURITIES):
  Note payable to former shareholder........................  $1,250     $   --
  Notes payable to shareholder..............................     175         85
  Notes payable and long-term debt..........................   1,961      1,961
  Capital lease obligations.................................     132        132
                                                              ------     ------
Total debt..................................................   3,518      2,178
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value; 10,000,000 authorized;
     1,122,727 (actual) and 2,372,727 (as adjusted) issued
     and outstanding(1).....................................      --      4,230
Retained earnings (deficit).................................     (39)       (39)
                                                              ------     ------
Total shareholders' equity (deficit)........................     (39)     4,191
                                                              ------     ------
Total capitalization........................................  $3,479     $6,369
                                                              ======     ======

-------------------------
(1) Does not include (i) 187,500 shares included in the Underwriters' over-allotment option, (ii) 450,000 shares reserved for issuance under the Company's stock option plans, (iii) 718,750 shares reserved for issuance under the Warrants being offered hereby, or (iv) 187,500 shares of Common Stock which may be purchased upon exercise of the Representative's Warrant. See "Description of Securities," "Management" and "Underwriting."

                            SELECTED FINANCIAL DATA
                  (IN THOUSANDS, EXCEPT PER SHARE INCOME DATA)

     The statement of operations data for the years ended December 31, 1995 and 1996, and the balance sheet data at December 31, 1996 are derived from audited financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The statement of operations data for the year ended December 31, 1994 are derived from audited financial statements not included herein. The nine month financial data have not been audited, but, in the opinion of management, include all adjustments, consisting of normal, recurring adjustments and accruals, which the Company considers necessary for fair presentation of the Company's financial position and the results of operations for the periods indicated. The following selected historical financial data should be read in conjunction with and are qualified in their entirety by the historical Financial Statements and the Notes thereto included elsewhere in this Prospectus. See also "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                       FISCAL YEAR ENDED             NINE MONTHS ENDED
                                                          DECEMBER 31,                 SEPTEMBER 30,
                                                   --------------------------       -------------------
                                                    1994      1995      1996         1996         1997
                                                    ----      ----      ----         ----         ----
STATEMENT OF OPERATIONS DATA:
Net sales......................................    $7,479    $7,882    $7,336       $4,878       $6,363
Cost of goods sold.............................     5,692     6,071     5,485        3,562        4,702
Gross profit...................................     1,787     1,811     1,851        1,316        1,661
Total operating expenses.......................     1,635     1,589     1,512        1,095        1,158
Interest expense...............................       138       222       226          162          159
Other income...................................        --         3        --           --            4
Provision for income taxes.....................         6         1        47           25          135
Net income.....................................         8         2        66           34          213
                                                   ------    ------    ------       ------       ------
PRO FORMA DATA:
Pro forma net income per share(1)..............                        $  .06       $   --       $  .19
Weighted average shares outstanding(1).........                         1,123           --        1,123

                                                                                  SEPTEMBER 30, 1997
                                                           DECEMBER 31,       ---------------------------
                                                               1996           ACTUAL(2)    AS ADJUSTED(3)
                                                           ------------       ---------    --------------
BALANCE SHEET DATA:
Working capital........................................       $1,002           $ (472)         $3,758
Total assets...........................................        4,228            5,210           8,100
Current liabilities....................................        1,718            3,974           2,634
Long-term debt, less current portion...................        1,470            1,237           1,237
Stockholder's equity (deficit).........................          998              (39)          4,191

-------------------------
(1) In August 1997, the Company repurchased fifty percent of the outstanding shares of Common Stock for $1,250,000 and subsequently authorized a 11.22727-for-one stock split in September 1997. The per share and shares outstanding data is presented as if the stock split and repurchase occurred on January 1, 1996.

(2) The balance sheet data as of September 30, 1997 reflects, among other things, an increase in current liabilities and a decrease in stockholders' equity of $1.25 million related to the repurchase of shares in August 1997. See "Certain Transactions" and Financial Statements.

(3) Adjusted to reflect the sale of 625,000 Units offered hereby at an assumed initial public offering price of $8.125 per Unit and the application of estimated net proceeds therefrom; does not reflect shares issuable upon exercise of the Warrants offered hereby.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The following table sets forth for the periods indicated certain items in the Company's Statements of Operations expressed as a percentage of net sales for that period:

                                                                                      NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                    ---------------------------      -------------------
                                                    1996       1995       1994       1997          1996
                                                    ----       ----       ----       ----          ----
Net Sales.........................................  100.0%     100.0%     100.0%     100.0%        100.0%
Costs of Goods Sold...............................   74.8       77.0       76.1       73.9          73.0
Gross Profit......................................   25.2       23.0       23.9       26.1          27.0
Operating Expenses:
  Marketing.......................................    6.9        6.5        9.7        4.5           7.5
  General & Administrative........................   13.7       13.7       12.1       13.7          14.9
Interest Expense (Net)............................    3.1        2.8        1.8        2.5           3.3
Net Income........................................     .9         --         .1        3.3            .7

YEARS ENDED DECEMBER 31, 1996 AND 1995

     Net Sales. Net sales for the Company reflect total sales less cash discounts and estimated returns. Net sales for the year ended December 31, 1996 were $7,336,000, as compared to $7,882,000 for the year ended December 31, 1995, a decrease of approximately 6.9%. This decrease in net sales was primarily due to a shift in the Company's sales strategy to move away from low-end volume discount accounts to concentrate on higher margin retail accounts and products and on contract manufacturing. This strategy involved repositioning certain segments of the Company's retail product line. Consequently, sales volume dropped temporarily as the Company's marketing focus shifted to more profitable product lines and accounts.

     Gross Profit. Gross profit increased in 1996 to $1,851,000 compared with $1,811,000 for 1995. Gross profit margin increased to 25.2% in 1996 from 23.0% in 1995. This increase was primarily due to the beginning of a shift in sales to higher margin product lines as a result of the Company beginning its new marketing strategy.

     Operating Expenses. Total operating expenses decreased slightly to $1,512,000 in 1996 from $1,589,000, a decrease of 4.8%, but increased as a percentage of net sales to 20.6% from 20.2%. This increase was due primarily to lower sales volume for 1996 as the Company refocused its marketing strategy in order to pursue more lucrative markets in 1996 and on into 1997. Marketing expenses were essentially flat in 1996 at $507,000 (6.9% of net sales), compared to $513,000 (6.5% of net sales) in 1995 with the Company investing these marketing expenses in support of its new marketing strategy. The marketing of new products required relatively higher expenses. General and administrative expenses also decreased 6.6%, to $1,005,000 in 1996 from $1,076,000 in 1995.
Company management was able to hold general and administrative expenses in 1996 to a level comparable to 1995.

     Interest Expense. Net interest expense for 1996 was $226,000 (3.1% of net sales) and remained fairly constant compared to $222,000 (2.8% of net sales) for 1995. The Company's outstanding debt increased by $386,000 in 1996 for additional working capital purposes.

YEARS ENDED DECEMBER 31, 1995 AND 1994

     Net Sales. Net sales for 1995 increased to $7,882,000 from $7,479,000 in 1994, or an increase of approximately 5.4% due to the introduction by the Company of its Hill Country specialty soap line and the initial shipments of Hill Country products in the fourth quarter of 1994. In addition, the Company continued the expansion of its liquid potpourri product line.

     Gross Profit. Gross profit increased slightly to $1,811,000 in 1995 from $1,787,000 in 1994. Gross profit margin decreased to 23.0% in 1995 from 23.9% in 1994 due to a heavy increase in sales focused on high volume and low margin retail accounts and products. These products were primarily liquid glycerin soap which has a small profit margin. The higher sales volume offset the decrease in profit margin resulting in slightly higher gross profit for 1995 as compared to 1994.

     Operating Expenses. Operating expenses decreased in 1995 by 2.8% to $1,589,000 (or 20.2% of net sales) from $1,635,000 in 1994 (or 21.9% of net sales). Marketing expenses decreased to $513,000 (6.5% of net sales) in 1995 from $726,000 (9.7% of net sales) in 1994. Company advertising and promotion declined to $141,000 in 1995 from $261,000 in 1994. This decrease was due to de-emphasized sales programs for the Company's high volume/low margin product lines. Sales commissions dropped to 4.0% of sales in 1995 from 4.9% of sales in 1994 due primarily to the higher percentage of sales generated by the Company's direct sales force. Travel and entertainment expenses decreased to $57,000 in 1995 from $76,000 in 1994 due to better cost controls. General and administrative expenses increased to $1,076,000 (13.7% of net sales) in 1995 from $908,000 (12.1% of net sales) in 1994. This increase was due to a number of factors. First, payroll tax expense and medical insurance expense increased $40,000 in 1995 due to the addition of a full-time second shift of plant employees. Second, general insurance expense increased $41,000 in 1995 due to increased inventory, equipment, new building addition and increased product liability insurance due to increased sales volume. Third, officer salaries increased $54,000 in 1995 due to bonus compensation paid to executive officers. Fourth, product development increased $38,000 in 1995 due to the additional costs involved in a major new product line launch, Hill Country specialty soaps.

     Interest Expense. Net interest expense increased to $222,000 in 1995 (2.8% of net sales) from $138,000 (1.8% of net sales) in 1994. The increase was due primarily to an increase of $341,000 in debt outstanding during 1995 in order to provide the Company with additional working capital.

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

     Net Sales. Net sales increased significantly to $6,363,000 for September 1997 from $4,878,000 for September 1996, an increase of 30.4%. Such increase is attributed primarily to the new marketing strategy begun in 1996 toward higher margin products and the Company's introduction of its Soap Making Kits. Substantial sales increases were recognized during the first half of 1997 as new accounts and product lines were added. The increase in sales from 1996 to 1997 is primarily attributable to an increase in volume of sales during such period. Based on third quarter results of operations, orders actually shipped in October 1997, and current orders to be shipped during the last two months of 1997, the Company currently anticipates that net sales for fiscal 1997 will be approximately $9,000,000; however, such forecasted number is based on anticipated orders which might not be received, which can be canceled by customers on 30 days' notice, and which might actually be shipped in first quarter 1998, all events which are outside the control of the Company.

     Gross Profit. Gross profit increased for the nine months ended September 1997 to $1,661,000 from $1,316,000 for the comparable nine-month period in 1996. Gross profit margin for the same period decreased slightly from 27.0% in 1996 to 26.1% in 1997.

     Operating Expenses. Operating expenses increased slightly in the first nine months of 1997 by 5.8%, but decreased as a percentage of net sales; $1,158,000 (or 18.2% of net sales) in 1997, as compared to $1,095,000 in 1996 (or 22.4% of net sales) in 1996. Operating expenses decreased as a percentage of net sales due primarily to aggressive Company cost controls. Marketing expenses decreased to $288,000 in September 1997 from $366,000 for the same period in 1996. The decrease was due to a more focused and cost effective sales plan and the continuation of marketing plans begun in 1996 to achieve higher sales and profit margins at a lower cost per sales dollar. General and administrative expenses increased to $870,000 in September 1997 from $729,000 in 1996, but decreased as a percentage of net sales to 13.7% in 1997 from 14.9% in 1996. Such decrease is primarily due to the increase in sales volume while fixed general and administrative expenses have remained constant. In settlement of a disputed claim with a prior advisor, the Company agreed to pay such prior advisor $60,000 on or before December 15, 1997. This liability has been accrued at September 30, 1997.


     Interest Expense. Net interest expense remained fairly constant at $159,000 (2.5% of net sales) in September 1997 as compared to $162,000 in September 1996 (3.3% of net sales.)

RESEARCH AND DEVELOPMENT

     During fiscal years 1995, 1996 and the nine months ended September 30, 1997, the Company's principal research and development activities have been experimentation in the Company's laboratory by its own personnel and ideas brought to the Company by its customers. The Company has historically spent significantly less than 5% of its net sales on research and development. While research and development is important to the Company's ongoing business, and a significant portion of certain employees' time is committed to this area, the costs of research and development in the Company's product line is significantly less costly than for other types of manufacturing companies. While a portion of the proceeds of this offering will be used for new product development, sales and marketing, the Company currently anticipates that the bulk of that amount will be spent on marketing and sales and a smaller portion on research and development.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary sources of liquidity have historically been cash flow from operations, bank borrowings, loans from related parties, and capital lease financing. In November of 1994, the Company entered into a loan agreement with Liberty National Bank of Austin, Texas (which was acquired by Norwest Bank Texas, South Central ("Norwest"), in the initial principal amount of $1,400,000, with an interest rate per annum equal to 1.75% over the prime lending rate for commercial banks, which interest rate is adjusted quarterly each January 1, April 1, July 1 and October 1. The loan amortizes over a twelve year period and is due November 2006. The outstanding balance of this loan as of September 30, 1997 was approximately $1,227,000, at an interest rate of 10.25%. The loan is partially guaranteed by the Small Business Association (the "SBA"). In addition, the loan is guaranteed by each of the current and former Chief Executive Officers of the Company (the "CEOs"). The loan is secured by a lien on the Company's plant, equipment and inventory, as well as accounts receivable, and the shares owned by John van der Hagen (currently representing all of the stock of the Company) are pledged to secure his guaranty. Such security interest is subordinate to the security interest underlying the Company's two additional working capital loans described below. Among other requirements, the loan currently contains the following covenants, which are tested quarterly: the Company must maintain (a) a debt to net worth ratio of less than 3.5:1; (b) a current ratio greater than 1.25:1; (c) a net worth of $1,000,000; and (d) a minimum debt service coverage ratio of 1.25:1 on a traditional cash flow basis. The loan limits the salaries of officers to $250,000 annually and the payment of certain bonuses without consent of the bank. The loan also limits annual capital expenditures to $100,000 without written approval of the lender. As of September 30, 1997, the Company was in violation of the debt to net worth ratio, current ratio, debt service coverage ratio, minimum net worth and capital expenditures limitation; however, the lender has waived such defaults under the loan through October 1, 1998. The loan prohibits the Company from (a) making any dividends or distributions on its capital stock, or repurchasing or issuing any capital stock, without prior written consent and (b) from purchasing any fixed asset valued in excess of $50,000 without prior written consent. Norwest and the SBA have consented to the transactions contemplated hereby. See also Notes to Financial Statements.


     The Company intends to use up to $862,500 of the proceeds of the offering to purchase additional land and expand its manufacturing facilities. Based on preliminary estimates, the Company currently anticipates a total construction cost of $800,000 for the new facility; however, the Company has not yet received any firm bids and such costs could differ materially. In addition, in connection with such construction plans, the Company has entered into discussions with Norwest to provide a portion of such construction costs, if required, subject to review and approval at the time of such loan by such lender's credit committee of the fair market narrative appraisal, title commitment and survey, analysis of construction budget and plans, and underwriting of proposed building contractor, and the compliance by the Company with the terms of its current loans.

     The Company also has outstanding two working capital loans with Norwest. One such loan, in the principal amount of $800,000, is due April 1998, and bears interest at a rate per annum equal to 1.5% over Norwest's Index Rate (as defined), which loan interest rate is currently 10.0%. The second such loan, in the principal amount of approximately $221,000, is due May 31, 1998 and bears interest at a rate per annum equal to 2% over the Index Rate, which loan interest rate is currently 10.5%. Both notes are secured, equally and on a senior basis to the Company's term loan, by all accounts receivable, inventory, furniture, fixtures and equipment, and are guaranteed by both the current and former CEOs of the Company.

     The Company leases its manufacturing equipment pursuant to capital leases. Total minimum payments under such leases aggregated $156,000 at September 30, 1997, and $204,000 at December 31, 1996, with maturity dates ranging from 1997 to 2002. Such leases, which are personally guaranteed by the current and former CEOs of the Company, provide that if no Event of Default exists thereunder the Company may purchase the equipment subject to the lease at the expiration of the lease or may renew the lease. See also Notes to Financial Statements.

     In connection with its planned expansion, described below under "Business -- Properties and Equipment," the Company intends to purchase additional land, to expand its facilities and to acquire additional production equipment pursuant to capital and equipment leases. Management currently estimates that such construction will cost approximately $800,000, that such equipment can be leased for payments of approximately $900,000, and has a land purchase contract for $62,500, all of which are expected to be paid with proceeds from this offering. Except for such anticipated expansion, the Company has no material commitments for capital over the next twelve months.

     The Company believes that its current capital resources, including the proceeds of this offering, will be sufficient to meet its capital requirements and obligations over the next twelve months. See also "Use of Proceeds" and "Business -- Properties and Equipment."


     The Company does not anticipate that it will incur any material costs in addressing the Year 2000 issue. FORWARD LOOKING INFORMATION


     Information contained in this Prospectus which is not of a historical nature, including, without limitation, statements above and statements under "Risk Factors," "Business -- Growth Strategy" and "Business -- Properties and Equipment," is forward looking and is therefore inherently unreliable and subject to numerous risks and uncertainties, many of which are described herein and which may be outside the control of the Company.

                                    BUSINESS

GENERAL

     Surrey, Inc. ("Surrey" or the "Company") specializes in the development and manufacture of high quality transparent glycerin and specialty soap products, as well as the production of certain personal care and home fragrance products. The Company has built four successful retail brands and a strong private label and contract manufacturing business for high-profile customers. Surrey uses a proprietary process for manufacturing poured bar soaps that allows the Company to produce unique and affordable original soap products in large quantities with consistent quality. Surrey also maintains a library of chemical formulations for producing purer, milder and harder glycerin soap bars primarily through the use of synthetic moisturizing ingredients rather than the use of tallow (i.e., animal fat). The Company is also entering the crafts market, with its new soap-making kits, and is expanding its home fragrance products with the introduction of a full line of potpourri products.

BACKGROUND

     Surrey was incorporated in 1981, as a Texas corporation, by its two founders. The Company was the successor to a venture begun in 1972 by the current CEO and co-founder, John van der Hagen, to market a brush, mug, and line of shaving soap for men. Management began working to perfect techniques for producing a milder bar soap for its shaving kits. In 1979, Surrey began manufacturing its own soap products and began expanding a new library of soap formulations. At this time, the Company discovered that specialty soaps were a lucrative niche market which it believed was too small to attract significant competition from the larger soap producers, like Dial, Unilever, Colgate-Palmolive and Procter & Gamble.

     During the eighties, management began developing a new generation of soap formulations and selling its products to drug store chains, supermarket chains, and discount/mass merchandisers across the country. Surrey found that the chemistry of most glycerin bar soaps made the soap soft and difficult to process. Surrey's newly formulated glycerin soaps were firmer, lasted longer, and could be used to create various unique shapes and formats, such as Surrey's original "soap suspended in soap" products.

     In March 1987, the Company moved its operations to its current site close to Austin, Texas, occupying an 18,000 square foot manufacturing plant. In 1992 the Company expanded its facilities by 10,000 square feet to meet the demand for its products. In October 1994 the Company again added 10,000 square feet, bringing the plant to its current size of 38,000 square feet.

     In the early nineties, Surrey entered the contract manufacturing business and began producing specialty soap products for a variety of premier brand consumer product companies and prestige accounts, including Elizabeth Arden, Walt Disney Co., Avon, Ann Taylor, Wal-Mart, and Walgreens. In 1990, the Company acquired the assets of Simmer Scents, a line of potpourri home fragrances and began moving into the major craft chains. Other than Wal-Mart, Avon and K-Mart, none of the Company's retail or contract manufacturing customers, including the list of customers below under "Products and Distribution," is expected to account for more than 5% of sales for 1997. See also "Business -- Significant Customers."

     Surrey is currently in the process of developing new product lines, including home fragrances and potpourris, and expanding its current liquid soap lines. In addition, the Company intends, with a portion of the net proceeds of this offering and in connection with its proposed additional production capacity, to increase its sales and marketing activities both in the United States and abroad, principally Asia. See "Use of Proceeds."

PRODUCTS AND DISTRIBUTION

     Surrey's principal product line has traditionally been its high quality glycerin bar soaps, which it markets, both directly and through manufacturers' representatives, to a large variety of retail establishments, and which it manufactures, on a contract basis, for a variety of private-label customers. In addition, the Company now manufactures and markets a full line of potpourri products and Soap Making Kits and accessories. The

Company estimates its total sales and revenue mix for 1997 to be equally divided among: (a) contract manufacturing products, (b) potpourri and craft products and
(c) retail soaps and shaving products.

     The Company has a wide variety of private label and contract manufacturing clients for which it makes specialty glycerin soap bars and other products. Many of the retail customers, such as Wal-Mart, Walgreens and Target, buy products designed, created and manufactured exclusively by Surrey's personnel. Contract manufacturing customers, such as Elizabeth Arden, Avon, Liz Claiborne and Walt Disney Co., work closely with the Company to create a product unique to that customer through the use of specialty designs, fragrances, labeling, colors and shapes. Surrey, through its proprietary processes, has been successful in creating unique shapes and designs, including its "soap in a soap," tailored specifically for certain customer requests.

     Surrey currently contracts with approximately 60 brokers and manufacturers' representatives who sell the Company's products on a commission basis to a variety of retail customers. All such brokers and manufacturers' representatives sell products for manufacturers other than the Company. Such products include both the Company's own branded products and private-label products manufactured for such retailers under their individual labels. The Company also produces specialty products for a variety of contract manufacturing customers. Those products are sold through direct marketing efforts by the Company. The Company does not offer any products through a retail catalog.

     Surrey's retail and contract manufacturing account customers include:

--  ANN TAYLOR                              --  LIZ CLAIBORNE
--  AVON                                    --  NEIMAN MARCUS
--  BIG B                                   --  OSCO
--  CHANEL                                  --  REVLON
--  CONNIE STEVENS                          --  STOP AND SHOP
--  CVS                                     --  TARGET
--  ELIZABETH ARDEN                         --  ULTA3
--  GENOVESE                                --  WAL-MART
--  HEWITT SOAP CO.                         --  WALGREENS
--  K-MART                                  --  WALT DISNEY
--  LADY PRIMROSE

     Surrey markets its products under its own four premium in-house brand names:

- THE HILL COUNTRY SOAP COMPANY(TM) LINE

          - glycerin specialty soap

          - glycerin bars incorporating loofah, oil beads, oatmeal and buffs

          - cream soap bars

          - specialty shape bars: cameos, hearts, roses, seashells

          - shower gel, hand and body lotion

- THE SURREY MEN'S LINE

          - shaving mug, brush and soap set

- THE PURE PLEASURE(R) LINE

          - Soap Making Kits

          - boxed sets of glycerin soap bars

          - antibacterial liquid glycerin soap

- THE SIMMER SCENTS LINE

          - potpourri bags

          - potpourri liquids

          - oils

          - sachets

     The Company has recently been expanding its product line, with the introduction in 1997 of its Soap Making Kits. Initial orders for the kits, aggregating approximately $1,400,000, were shipped in the first three quarters of 1997, with orders aggregating approximately $500,000 received for shipment in the fourth quarter. Currently, the Company expects to receive additional orders for shipment in the fourth quarter as well as re-stock orders aggregating approximately $50,000 to $100,000 per month. Such kits are being sold both through craft stores (such as Michael's) and discount mass merchandisers (such as Wal-Mart and K-Mart). This product is expected to increase the Company's ability to market to craft stores, a market in which its Simmer Scents liquid potpourri line has already been introduced.

     In mid-1997 the Company also introduced a full line of potpourris intended to capitalize on the Company's experience with producing high quality fragrances and its line of liquid soaps.

GROWTH STRATEGY

     The Company currently anticipates that most of the net proceeds from the offering will be used to significantly expand its business. Surrey currently intends to:

     - double its manufacturing and production capabilities

     - hire additional professional marketing personnel

     - continue to diversify its product mix by promoting sales of its liquid soap, potpourri and craft products

     - develop new products for its retail market and increase its direct marketing and sales efforts to attract new contract manufacturing customers

     - continue to shift its marketing emphasis to its higher margin products

     In 1996, the Company began a shift in its sales strategy away from low-end volume discount accounts to concentrate on higher margin retail accounts and products and on contract manufacturing. The Company began to see the results of this strategy in the first half of 1997 continuing into the third quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's current goal is to double its production over the next three to five years through a combination of expanded manufacturing and production capacity, use of additional professional full-time marketing personnel, and continued growth in promotion of its higher margin products. There can be no assurance, however, that the Company will be able to achieve this goal in such time frame, if at all. See "Risk Factors," "Use of Proceeds," and "Business -- Properties and Equipment."

     As part of its growth strategy, the Company hired a new national retail sales director in July 1997. Upon the closing of this offering, the Company currently intends to hire a second sales director to concentrate on the craft and potpourri markets, where the Company's goal is to increase sales in the near term. In addition, the Company intends to add, by promotion or outside hires, additional direct sales marketing personnel. See "Management."

PROPERTIES AND EQUIPMENT

     The Company owns the property and facilities that comprise its production plant and corporate headquarters. The property consists of approximately 7.73 acres in Travis County, Texas, approximately twenty-two miles northwest of Austin. All of the Company's operations are currently centered in one 38,000 square foot single store warehouse building which houses the offices, production facilities and warehouse and storage. Currently, the Company's corporate offices and research occupy approximately 3,000 square feet, the production and manufacturing facilities occupy approximately 7,760 square feet, and the remaining 27,240 square feet are dedicated to warehousing and storage. The Company's plant and equipment is pledged to secure its outstanding bank loans. The Company's production and manufacturing equipment is leased under certain capital and equipment leases. The principal manufacturing equipment currently in use consists of three poured bar soap production line units, two liquid fill lines, and dedicated packaging equipment.

     The Company's business is seasonal with its highest volume of orders being received in late third and early fourth quarters. During such periods, the Company's production facilities are operated at full capacity, using two shifts. While the plant does not run at full capacity during the entire year, due to the seasonal nature of the business, the Company must increase its production capacity during its high season in order to implement its growth strategy. As part of this current strategy, the Company intends to construct a 30,000 square foot addition to its current plant, approximately one-third of which will be additional corporate offices, approximately one-third will be additional manufacturing and production space, and approximately one-third will be additional warehouse facilities. This will more than double its production and manufacturing space.

     Based on a preliminary estimate, the Company currently anticipates that such construction will cost approximately $800,000 and can be constructed in approximately twelve months. The Company has not yet received any firm bids or entered into any agreements with any contractors or architects in connection with such construction; consequently, actual costs could differ materially. In addition, in connection with such construction plans, the Company has entered into discussions with its current bank lender to provide a portion of such construction costs, if required, subject to review and approval at the time of such loan by such lender's credit committee of the fair market narrative appraisal, title commitment and survey, analysis of construction budget and plans, and underwriting of proposed building contractor, and the compliance by the Company with the terms of its current loans.

     In addition, as part of the expanded facilities, the Company intends to acquire, pursuant to capital and equipment leases, additional equipment, including additional bulk storage tanks for raw materials, additional stock soap die shapes and molds, two additional bar soap line production units and fillers, a high speed wrapping machine, and packing carton set-up machine. Management currently estimates, based on manufacturer's price lists previously received, that such required equipment can be leased for monthly payments over three to five years totalling approximately $900,000. Such expenses are anticipated to be made monthly out of current revenues. There can be no assurance, however, that such amounts will be available from operations. In such event, the Company currently intends to use proceeds of this offering, to the extent still available, to pay such capital lease payments. See "Risk Factors" and "Use of Proceeds."

     In order to have cash available for expanded product development and marketing efforts, the Company currently intends to finance the construction of its new facilities and equipment as described in this section; however, there can be no assurance such financing, on terms acceptable to the Company, actually will be available at the time needed by the Company. In such event, the Company may use its working capital, including proceeds of the offering, to complete such construction and purchase. See "Risk Factors" and "Use of Proceeds."

     The Company currently anticipates that, with the proposed additional production equipment and the proposed additional manufacturing and warehouse facilities intended to be built, it will be in a position, once all such new facilities are completely on line and operational, to increase its average production by approximately 100% over the next three to five years. This estimate is, of course, subject to many additional factors, such as the timing of orders for its product, the success of its marketing efforts, the continued availability of employees, and other factors, many of which may be outside the control of the Company.

COMPETITION

     While there is extensive competition in the bar soap manufacturing industry, the Company believes that it currently competes directly with only a small number of manufacturers in the specialty soap market, notably Neutrogena, Beiersdorf (Basis), and Johnson & Johnson (Purpose). In addition, many other companies manufacture and/or market a range of personal care products which compete with Surrey's soap and other products. These companies include, among others, Bath & Body Works, Twincraft Soap Company, Original Bradford Soap Works and Stahl Soap. See "Proprietary Processes and Trademarks."

     The larger manufacturers, such as Procter & Gamble, Colgate-Palmolive, Unilever and Dial, primarily produce a more traditional bar soap, not a glycerin bar soap. These companies are much larger, have greater market share, and greater financial resources than the Company. The Company currently believes, however, that it will experience little competition from these manufacturers in its niche market due to the small relative size of the market and the larger relative cost to mass produce a high quality glycerin bar soap product. The Company's glycerin products are generally more expensive to produce than traditional bar soaps; therefore, the Company generally does not expect to experience direct competition from these manufacturers. These larger manufacturers may, however, present more competition to the Company for its liquid soap products.

     The Company believes that currently it experiences the majority of its competition based on the variety of its product line, and to a lesser extent on price. The Company believes broadening its product line and its current and intended diversification into bar and liquid soaps, potpourris and crafts will be advantageous in its marketing and instrumental in helping it maintain a competitive position in its targeted markets. However, as the Company continues its diversification into other product lines, it may experience competition from other sources, as well as from foreign manufacturers.

SIGNIFICANT CUSTOMERS

     In 1996 and 1995, Wal-Mart accounted for approximately 21% and 13%, respectively, of the Company's net sales. Wal-Mart is expected to account for approximately the same percentage of net sales in 1997 as it did in 1996. Avon, which was the Company's second largest single customer, accounted for approximately 6% of sales in 1996 and is currently expected to be the second largest customer for 1997, with less than 10% of net sales. No other customer is currently expected to account for more than 10% of sales in 1997.

BUSINESS -- CUSTOMER CONTRACTS

     The Company's large retail customers, such as Wal-Mart and Walgreens, generally establish their product order plan-a-grams on a twelve-month cycle. Once such plan is in place it is often not reviewed for a year; however, only the first order under any such plan is guaranteed. The Company has no standing orders or long-term contracts with any of its retail customers. Any such customer can re-order at any time or cancel or replace the Company's product in its twelve-month plan at any time with no notice to the Company. Most of the Company's contract manufacturing customers, such as Elizabeth Arden and Avon, order on a job-by-job basis only. Unless the Company is developing a new product for a contract manufacturing customer (which development period can take from months to years depending on the product and the customer), the Company typically ships products within 60 to 90 days after receiving a purchase order. Such period may be longer if special packaging or labeling is required by the customer. Individual contract manufacturing clients generally supply the Company with soap boxes and labeling; therefore, the Company is not required to carry such inventory on its balance sheet. In addition, many of the Company's contract manufacturing customers pay for the development and production of the die stock and molds and, therefore, own such molds and the formulas for their individual products.

     Because the Company generally does not have any standing orders or long-term contracts with its customers and orders are generally shipped within 60 to 90 days after receipt of purchase orders, the Company had no significant backlog as of September 30, 1997 or 1996.

PROPRIETARY PROCESSES AND TRADEMARKS

     The Company holds no patents on any of its equipment or processes and relies substantially on certain formulas and processes that are not patentable. In addition, much of the Company's proprietary information is the experience and knowledge of its employees, contractors and business partners. To protect these rights, the Company requires certain contractors, business partners and distributors to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection for the Company's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure; however, the Company intends to defend its trademark and proprietary information as appropriate. Further, in the absence of patent protection, the Company may be exposed to competitors who independently develop substantially equivalent technology or otherwise gain access to the Company's trade secrets, knowledge or proprietary information. The Company has recently become aware that a company which signed such a confidentiality agreement appears to be using certain trade secrets of the Company in violation of their agreement.

     The Company holds a registered trademark to use Floating Bath Pals(R) and has applied for a trademark on Hill Country Soap Company(TM). Although Surrey believes its trademarks are important, it does not believe that its marks are material to its business.

SEASONALITY

     The Company's business is seasonal, with the bulk of its orders being received for shipment in the fall. Orders shipped in the third and fourth quarters generally account for approximately 60% of the Company's total net sales for the year, due primarily to the holiday retail season. Generally, customers place holiday purchase orders in early to mid summer for shipment around September and October. As a consequence, the Company generally begins increasing its temporary staff in July and August to accommodate such increased production volume. See also "Properties and Equipment" above.

EMPLOYEES

     Surrey currently employs 72 full-time employees and has no part-time employees. The Company maintains two shifts of production personnel. In addition, the Company hires temporary full-time employees during its heaviest production periods. The Company has 3 full-time employees in sales and marketing, 6 in administration and finance, 1 in research and development, 60 in production manufacturing, and 2 in shipping and handling. The Company's employees are not represented by any collective bargaining organization. The Company believes that its relations with its employees are satisfactory. See also "Management."

SOURCES AND AVAILABILITY OF RAW MATERIALS

     Substantially all of the raw materials (predominantly glycerin and other chemicals) used by the Company to manufacture its products are of a generic nature and are available from several suppliers. To the best knowledge of the Company, none of the raw materials for its products is in short supply, and all are readily available from a variety of distributors. The Company does not anticipate any significant difficulties in securing adequate supplies of raw materials of acceptable quality and at acceptable prices in the foreseeable future.

LEGAL PROCEEDINGS

     The Company is from time to time involved in legal proceedings incidental to its business. On October 16, 1997, the Company entered into a settlement and release agreement with a prior advisor to settle a dispute under an arrangement negotiated in mid-1996 in connection with a proposed restructuring of the Company. In settlement of disputed claims, the Company agreed to pay $60,000 on or before December 15, 1997 and such advisor agreed to release the Company from any and all claims it might have against the Company and its officers and directors. The Company is currently not a party to any litigation which the Company believes will have a material adverse effect on its business. See also "Proprietary Processes and Trademarks" above.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below is certain information concerning the directors and executive officers of the Company:

                   Name                       Age                     Position
                   ----                       ---                     --------
John B. van der Hagen.....................    65     Chairman of the Board and CEO
Martin J. van der Hagen...................    35     President and Director
Mary van der Hagen........................    58     Secretary and Director
Bruce A. Masucci..........................    37     Director
G. Thomas MacIntosh.......................    59     Director
Mark J. van der Hagen.....................    41     Vice President-Finance and Treasurer

     JOHN B. VAN DER HAGEN is a co-founder of Surrey and has served as a Director since 1981. He served as President of the Company from 1988 until being named Chairman of the Board in September 1997 and CEO in August 1997. From 1981 to 1988 he served as Vice-President of the Company. As Chief Executive Officer, he is responsible for overall Company operations. He has been actively involved in and has had primary responsibility for, marketing and product development since becoming President of the Company in 1988. Prior to joining Surrey, John van der Hagen was President of the Company and founder of Alpine Oil Company. He attended St. Thomas University in St. Paul, Minnesota. John van der Hagen is the father of Martin van der Hagen and Mark van der Hagen, and Mary van der Hagen is his wife.

     MARTIN J. VAN DER HAGEN was elected as a Director and President of Surrey in September 1997. Prior to that time he served as Executive Vice President of the Company. He has been responsible for manufacturing operations, marketing and product development since becoming Vice President in 1988. He joined the Company in 1985 after attending the University of Texas and receiving a Bachelor of Arts degree in finance. Martin van der Hagen is the son of John and Mary van der Hagen.

     MARY VAN DER HAGEN was elected to the Board of Directors of Surrey in 1981. She has served as Secretary of the Company from 1981 to the present. From 1981 to April 1997, Ms. van der Hagen was employed on a part-time basis by the Company. She resigned from such employment with the Company in April 1997, but continues to serve as a Director and as Secretary. Mary van der Hagen is the wife of John van der Hagen and mother of Martin and Mark van der Hagen.

     MARK J. VAN DER HAGEN was elected Vice President of Finance and Treasurer in September 1997. Prior to that time he served as Vice President. His primary responsibility is overseeing Company finances. He also has held positions in retail sales and marketing since joining the Company in 1991. Prior to joining Surrey, he was a Manager of Account Services for First Bank Systems in St. Paul, Minnesota from 1988 to 1991, and a Senior Financial Analyst for The Federal Reserve Bank in Minneapolis from 1980 to 1988. Mark van der Hagen attended the Carlson School of Management at the University of Minnesota and received a Bachelor of Science in Business. Mark van der Hagen is the son of John and Mary van der Hagen.

     BRUCE A. MASUCCI was elected to the Board of Directors of Surrey in September 1997. Mr. Masucci is currently President of Golden Mile Sales Association, Inc. in Framingham, Massachusetts, a position he has held since 1982. Golden Mile is a manufacturers representative, concentrating in the New England states, which currently represents Surrey in that geographic area. Golden Mile has represented the Company for approximately nine years, and receives compensation from Surrey in the form of sales-based commissions in an amount customarily received by other manufacturers representatives who do business with the Company.

     G. THOMAS MACINTOSH was elected to the Board of Directors of Surrey in September 1997. Mr. MacIntosh is a member and serves on the Board of Governors of the Minneapolis law firm of Mackall, Crounse & Moore, PLC ("MCM"). He practices in general corporate and business law with an emphasis in franchising and distribution law. Prior to joining MCM in October 1993, Mr. MacIntosh was a partner in the Minneapolis law firm of O'Connor & Hannan. He is a graduate of the University of Minnesota law school.

     Directors of the Company hold office until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Directors currently do not receive any cash compensation for their services as such, but nonemployee Directors are entitled to reimbursement for transportation to and from meetings of the Board of Directors. The Company may pay cash compensation to nonemployee directors in the future. All Directors are eligible to participate in the Company's stock option plans described below. Nonemployee Directors receive an automatic initial grant of options to purchase 6,000 shares, which vest over a three-year period, and thereafter, an annual automatic grant of options to purchase 2,000 shares. Executive officers are appointed by and serve at the discretion of the Board of Directors.

     The Board of Directors has only one standing committee, an Audit Committee comprised of Mr. Masucci, Mr. MacIntosh and Mr. Martin van der Hagen. Only Mr. Masucci and Mr. MacIntosh are independent directors. The Board currently has no compensation or other standing committees and no current plans to establish additional committees.

KEY EMPLOYEES

     Joseph L. Busick, 50, joined Surrey in July 1997. As Sales and Marketing Director, his primary responsibilities are to oversee and direct sales and marketing to the Company's retail customers. Before joining Surrey, Mr. Busick held the position of Vice President -- Director of Sales and Marketing at CBI Laboratories, Inc., a $30 million personal care manufacturer, from June 1994 to June 1997. Prior to CBI, he was co-owner /President of J. Busick & Col/Cashe' International Inc., an apparel importer and marketing company selling to the mass-chain retail stores. Mr. Busick received a B.S. degree in marketing from the University of North Texas and graduate hours towards an M.B.A. in marketing from Case Western University.

     David L. Wills, 40, has been Plant Manager for the Company since 1985. His primary responsibility is plant operations, including production, processing and purchasing. He served as a production assistant prior to being promoted to Plant Manager. Mr. Wills supervised production for a midwestern agricultural processing plant before joining Surrey, Inc. in 1981. Mr. Wills attended Western Washington University.

     Jon M. Hysick, 38, has been Operations Manager for the Company since 1993. His primary responsibilities are scheduling purchasing of raw materials, scheduling production and cost control. He served as purchasing supervisor prior to his promotion to Operations Manager. He was assistant manager of loans and collections for Commercial Credit Corporation in Austin, Texas from 1988 until he joined Surrey in 1992. Mr. Hysick attended the University of Texas.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding compensation for the fiscal year ended December 31, 1996 and the prior two years earned by or paid to the current Chief Executive Officer and the only other executive officer who was serving at the end of the most recent fiscal year whose annual salary and bonus exceeded $100,000 (together with the CEO, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                            --------------------------------------------
                                               FISCAL                                     OTHER ANNUAL
                    NAME                        YEAR         SALARY         BONUS        COMPENSATION(1)
                    ----                       ------        ------         -----        ---------------
John B. van der Hagen........................   1996        $125,000            --           $17,040
  Chairman, CEO(2)                              1995        $125,000       $10,000           $17,220
                                                1994        $125,000            --           $16,920
James K. Olson(3)............................   1996        $125,000            --           $12,780
                                                1995        $125,000       $10,000           $16,800
                                                1994        $125,000            --           $16,500

-------------------------
(1) Represents automobile allowance for such years.

(2) Elected CEO in August 1997; served as President of the Company from 1981 to August 1997.

(3) Resigned as CEO and director in August 1997 and entered into a consulting agreement with the Company. See "Certain Transactions."

EMPLOYMENT AGREEMENTS WITH CEO AND PRESIDENT

     The Company will enter into an employment agreement with each of John van der Hagen, CEO and major shareholder, and Martin van der Hagen, President, upon the closing of the offering. Each such agreement provides for an increase in such officer's minimum annual base salary, as follows: (a) for 1998, such base salary will be increased to $150,000, provided the Company's gross sales for such year are at least $12 million; and (b) for 1999, such base salary will be increased to $175,000, provided the Company's gross sales for such year are at least $15 million. In addition, each such officer is entitled to an annual automobile allowance, to participate in the Company's stock option and other benefit plans, and to a bonus in accordance with Company policy in effect from time to time, if any. The Company does not have employment agreements with any of its other key personnel. However, as part of its effort to expand its marketing and sales force, the Company may enter into employment agreements with employees hired in the future.

1997 LONG-TERM INCENTIVE PLAN

     In September 1997, the Board of Directors and shareholder of the Company adopted the 1997 Long-Term Incentive Plan (the "Plan") to provide for the granting of stock options and other incentive awards to key employees and employee directors of the Company. The Company has reserved 350,000 shares of its Common Stock for issuance under the Plan.

     The Plan may be administered by a committee of the Board of Directors which consists of a majority of "nonemployee directors," as defined under applicable securities laws, or the full Board acting as a committee (collectively, "Committee"). The Plan is currently administered by the entire Board acting as the Committee. Employees of the Company, including directors who are current employees, are eligible to receive awards of options to purchase Common Stock ("Options"), stock appreciation rights ("Stock Appreciation Rights" or "Rights"), restricted stock of the Company ("Restricted Stock"), or performance awards ("Performance Awards"), or any combination thereof, pursuant to the Plan. The Committee has the discretion to select eligible employees to whom awards will be granted and establish the type, price, amount, size and terms of awards, subject in all cases to the provisions of the Plan and the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Options, Rights, Restricted Stock and Performance Awards are hereinafter referred to as "Awards."

     Options may be incentive stock options qualified under Section 422 of the Code ("Incentive Stock Options"), options not so qualified ("Nonqualified Stock Options") or a combination of both. The exercise price of an Incentive Stock Option cannot be less than 100% of the fair market value of the Common Stock on the date the option is granted; provided, however, that if the optionee owns 10% or more of the voting rights of all of the Company's stock, the exercise price of an Incentive Stock Option cannot be less than 110% of the fair market value of the Common Stock on the date the option is granted and the term cannot exceed five years. The Company will not issue any option or warrant with an exercise price of less than eighty-five percent (85%) of the fair market value of the underlying Common Stock on the date of grant.

     The Company intends to grant stock options for the purchase of 287,500 shares of Common Stock to 17 employees effective as of the date of this Prospectus (the "Grant Date"). Except as described below, the exercise price of these options is the assumed initial public offering price of one share of Common Stock, based on the offering price of a Unit as set forth on the outside front cover of this Prospectus, and each of these Options becomes exercisable in five equal installments commencing on the first anniversary of the Grant Date. Options granted to John van der Hagen, as a holder of greater than 10% of the voting shares, have an exercise price of 110% of such price, vest over a four year period, and expire at the end of five years. Each of these Options generally provides for forfeiture of any nonvested portion upon termination of employment and expiration of any nonexercised options three months after termination of employment (or one year after the employee's death or disability), and expires on the tenth anniversary of the Grant Date. See also "Principal Shareholders."

1997 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

     In September 1997, the Board of Directors and shareholder of the Company adopted the 1997 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the granting of stock options to directors of the Company who are not employees. These Options do not qualify as incentive stock options under Section 422 of the Code. The Company has reserved 100,000 shares of its Common Stock for issuance under the Directors' Plan.

     The Directors' Plan is administered by the Company's Board of Directors as a whole. Non-employee directors receive automatic, nondiscretionary awards upon initial election to the Board of 6,000 options to purchase Common Stock ("Options") pursuant to the Directors' Plan, vesting over a three year period. In addition, upon election to a fourth and each subsequent term, each non-employee director receives an automatic annual grant thereafter of options to purchase 2,000 shares, which are immediately exercisable. Each Option specifies the expiration date, which may not exceed ten years from the date the Option is granted. The exercise price of an Option cannot be less than 100% of the fair market value of the Common Stock on the date the option is granted.

     Stock options for the purchase of 6,000 shares of Common Stock were granted to each of three non-employee directors effective as of the date of this Prospectus (the "Grant Date"), and vest over a three-year period. The exercise price of the initial options is the assumed initial public offering price of one share of Common Stock, based on the offering price of a Unit as set forth on the outside front cover of this Prospectus. Each of the Options generally provides for forfeiture of any nonvested portion if such holder ceases to be a director and expiration of any nonexercised option three months after an optionee ceases to be a director (or one year after the director's death), and expires on the tenth anniversary of the Grant Date. See also "Principal Shareholders."

LIMITED LIABILITY AND INDEMNIFICATION OF DIRECTORS

     The Articles of Incorporation of the Company, as amended, limit the liability of directors in their capacity as directors to the Company or its shareholders to the full extent permitted by Texas law. They provide that a director shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except
(i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director to the Company or that involve intentional misconduct or a knowing violation of the law, (iii) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) for any act or omission for which the liability of a director is expressly provided by an applicable statute. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities law.

     The Bylaws of the Company provide that the Company shall indemnify, to the extent permitted by Article 2.02-1 of the Texas Business Corporation Act, directors, officers and controlling persons of a company pursuant to the foregoing provisions, or otherwise. The Company has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. The Company did not request or receive an opinion from the SEC with respect to indemnification.

                              CERTAIN TRANSACTIONS

STOCK PURCHASE AGREEMENT AND CONSULTING AGREEMENT WITH JAMES K. OLSON

     On August 15, 1997, the Company entered into a stock purchase agreement with one of its founders, and former chief executive officer and director, James
K. Olson, pursuant to which the Company repurchased 1,122,727 shares of Common Stock from Mr. Olson, representing fifty percent of the outstanding shares, for $1,250,000 (representing $1.11 per share). The purchase price for such shares, which was determined by negotiation between the Company and Mr. Olson and was not based on cash flow or earnings per share, was paid by the Company with a non-interest bearing promissory note ("Purchase Note"), payable on the earlier of (i) the closing of this offering, (ii) December 31, 1997, or (iii) such other date as the parties may agree. The principal of the Purchase Note will be paid out of the net proceeds of this offering. All shares purchased from Mr. Olson were canceled by the Company, becoming authorized and unissued shares. See "Use of Proceeds."

     In connection with the purchase of Mr. Olson's shares, both Mr. Olson and his wife resigned as directors of the Company; Mr. Olson resigned as chief executive officer; the Company agreed to repay a note ("Promissory Note") due to Mr. Olson, in the outstanding principal amount of approximately $90,000 plus interest at 12%, at the time of payment of the Purchase Note; the Company and John van der Hagen, current CEO of the Company, agreed to indemnify Mr. Olson and his wife against certain liabilities, including any such liabilities incurred by Mr. and Mrs. Olson in connection with guaranteeing approximately $1.6 million of the Company's bank loans and approximately $150,000 of the capital lease obligations of the Company. In addition, Mr. John van der Hagen entered into a voting trust agreement pursuant to which Mr. van der Hagen granted the right to vote his shares during the term of such agreement to a trustee. The agreement provides that in the event that the Company's public offering is not closed on or before December 31, 1997, the trustee shall vote all of Mr. van der Hagen's shares to reinstate Mr. Olson as a fifty percent shareholder, officer and director of the Company. The voting trust agreement terminates on the earlier of the payment to Mr. Olson of the Purchase Note and the Promissory Note or the reinstatement of Mr. Olson as a fifty percent shareholder.

     In addition, Mr. Olson, who had served as chief executive officer and chief financial officer of the Company since 1981, entered into a consulting agreement with the Company, pursuant to which Mr. Olson has continued to provide, on an as needed basis during regular business hours, advice with respect to financial and administrative affairs of the Company. For such services, the Company pays Mr. Olson, during the term of the agreement, an annual fee of $125,000 payable bi-weekly, as well as certain out-of-pocket expenses for business entertaining and travel, car insurance and maintenance, and dues and subscriptions to business publications. In addition, Mr. Olson is entitled to participate in health insurance, automobile allowance, and other benefits provided by the Company to its officers. The consulting agreement terminates upon the payment in full of the Purchase Note and the Promissory Note. In the event that this offering does not close, the Company and Mr. Olson have agreed to rescind all of the above transactions. In addition, Mr. Olson and Mr. van der Hagen entered into a voting trust agreement whereby Mr. Olson will be reinstated as a fifty percent shareholder, officer and director if the Purchase Note is not paid when due as stated above.

     At the time the stock purchase and related transactions were entered into, the Company had no disinterested independent directors to ratify these transactions. The Company believes that the terms of the transactions described above were on terms at least as favorable to the Company as could have been received from disinterested third parties.

LOAN FROM OFFICERS


     Each of John van der Hagen and James Olson, the current and former CEOs of the Company, holds a promissory note of the Company. Mr. Van der Hagen holds a note, in the current principal amount outstanding of approximately $90,000, which bears interest at 12% per annum on the unpaid principal, and requires payments of $2,000 per month. Mr. Olson holds a note, in the current principal amount outstanding of approximately $90,000, which bears interest at 12% per annum on the unpaid principal, and requires payments of $2,000 per month. The promissory note held by Mr. Olson is being repaid with a portion of the proceeds of this offering, as described above. Both promissory notes were issued in March 1996, each in the original principal amount of $100,000. At the time these loans were made to the Company, the Company had no disinterested independent directors to ratify this transaction.


     The Company believes that the terms of these loans were on terms at least as favorable to the Company as could have been received from disinterested third parties. The Company has not made, and does not currently intend to make, loans to its officers, directors or controlling persons.

     All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. All future material affiliated transactions and loans, and any forgiveness of loans, must be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who had access, at the Company's expense, to the Company's or independent legal counsel.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of the date hereof, and as adjusted to reflect the sale of the shares offered hereby (assuming no exercise of the Underwriters' over-allotment option and no exercise of the Warrants offered hereby) (i) by each person who is known by the Company to beneficially own more than five percent (5%) of the outstanding Common Stock, and (ii) by each of the Company's Named Executive Officers and Directors. Unless otherwise noted, each person or group identified has sole voting and investment power with respect to the shares shown.

                                                                            PERCENT       PERCENT
                                                               SHARES       BEFORE         AFTER
NAME AND ADDRESS(1)(2)                                        OWNED(3)    OFFERING(4)   OFFERING(4)
----------------------                                        --------    -----------   -----------
John B. van der Hagen(5)....................................  1,122,727       100%           47%
Martin J. van der Hagen.....................................        -0-       -0-           -0-
Mary van der Hagen(6).......................................  1,122,727       100%           47%
Bruce A. Masucci............................................        -0-       -0-           -0-
  Golden Mile Sales
  Associates, Inc.
  225 Worcester Road
  Framingham, MA 01701
G. Thomas MacIntosh.........................................        -0-       -0-           -0-
  Mackall, Crounse & Moore, PLC
  1400 AT&T Tower
  901 Marquette Avenue
  Minneapolis, MN 55402
All directors and officers as a group (6 persons)...........  1,122,727       100%           47%

-------------------------
(1) Unless otherwise noted, the business address of each person listed above is at the Company, 13110 Trails End Road, Leander, Texas 78641.

(2) One of the Named Executive Officers, James Olson, currently owns no shares of Common Stock and resigned as an officer and director in August 1997. See "Certain Transactions."

(3) Options to purchase shares under the Company's stock option plans have been granted as follows, effective as of the date of this Prospectus: John van der Hagen, 50,000 options; Martin van der Hagen, 75,000 options; Mary van der Hagen, 6,000 options; Mr. Masucci, 6,000 options; Mr. MacIntosh 6,000 options; and all officers and directors as a group, 193,000 options. No such options will be exercisable prior to one year from the effective date of grant. See "Management."

(4) Assumes no exercise of the Representative's Warrant, no exercise of the Warrants offered as part of the Units and no exercise of other options.

(5) John van der Hagen's stock is subject to a Voting Trust Agreement with a trustee for the benefit of James K. Olson, a former director, officer and shareholder. See "Certain Transactions."

(6) Includes shares owned by John van der Hagen, spouse of Ms. van der Hagen, as to which Ms. van der Hagen disclaims current beneficial ownership.

                           DESCRIPTION OF SECURITIES

AUTHORIZED STOCK

     The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, no par value.

UNITS


     Each Unit being offered by the Company consists of two shares of the Company's Common Stock, described below, and one redeemable Warrant, having the terms and conditions described below. The components of the Units will be
separately transferable commencing January   , 1998 or earlier at the discretion
of the Representative. The Representative may decide to delist the Units after the thirty day minimum inclusion period.


COMMON STOCK

     The Company is authorized to issue 10,000,000 shares of Common Stock, no par value, of which 1,122,727 are currently outstanding and held by one individual prior to this offering. All outstanding shares of Common Stock are, and the shares offered by the Company hereby will be, duly authorized, validly issued, fully paid and nonassessable. Holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor and to share ratably in the net assets of the Company upon liquidation. Holders of Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Common Stock.

     Holders of Common Stock are entitled to one vote per share on all matters requiring a vote of shareholders. Since the Common Stock does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors whose terms expire that year, if they choose to do so. The officers and directors of the Company will continue to control a majority of the votes following completion of this offering and, accordingly, they will be able to elect all of the members of the Company's Board of Directors.

WARRANTS

     The Warrants (herein the "Warrant" or the "Warrants") will be issued in registered form under, and subject to the terms of, a warrant agreement dated as of the closing of this offering (the "Warrant Agreement") between the Company and Norwest Bank Minnesota, N.A., as warrant agent (the "Warrant Agent"). The following statements are brief summaries of certain provisions of the Warrant Agreement and are subject to the detailed provisions thereof, to which reference is made for a complete statement of such provisions. Copies of the Warrant Agreement may be obtained from the Company or the Warrant Agent and have been filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to the Registration Statement of which this Prospectus is a part.


     The Company has authorized the issuance of 781,250 Warrants including:
625,000 Warrants being issued as part of the Units, 93,750 Warrants comprising part of the Units representing the Underwriters' over-allotment option, and 62,500 Warrants comprising part of the Units issuable pursuant to the Representative's Warrant. As of the date of the Prospectus, no Warrants are issued and outstanding. The Representative's Warrant will be issued pursuant to a separate warrant agreement between the Company and the Representative rather than under the above-described Warrant Agreement. The Representative's Warrant is not identical to the Warrants in that they will be exercisable during a four-year period commencing one year from the effective date. The Company has reserved an equivalent number of shares of Common Stock for issuance upon exercise of the Warrants issued hereby and the Representative's Warrant.


     Each Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $4.80 per share, subject to adjustment under certain circumstances, at any time after the closing of this offering and until the close of business on the fifth anniversary of the date of this Prospectus. The components
of the Units will be separately transferable commencing January   , 1998 or
earlier at the discretion of the Representative. The Representative may decide to delist the Units after the thirty day minimum inclusion period.


     The Company may call the Warrants for redemption in whole, commencing one year after the date of the Prospectus, at a price of $.01 per Warrant at any time that the market value of the Common Stock exceeds $5.00 per share for a period of twenty consecutive trading days, provided that notice of not less than 30 days is given to the Warrantholders. Upon such notice, Warrantholders shall have the rights to exercise the Warrants until the close of business on the date fixed for redemption.


     The Warrants contain provisions that protect the holders thereof against dilution. The exercise price and the number of shares of Common Stock or other securities issuable on exercise of the Warrants are subject to adjustment in certain circumstances, including stock dividends, splits, reclassification, recapitalization, reorganizations, mergers or consolidations of the Company. However, the Warrants are not subject to adjustment for issuances of shares of Common Stock at a price below the exercise price of the Warrants, including the issuance of shares pursuant to the Company's stock option plans or otherwise. No adjustment in the exercise price shall be required unless such adjustment would require an increase or decrease of at least $.05; however, there is no maximum limitation on such adjustment.


     Warrants are generally more speculative than Common Stock which is purchasable upon the exercise thereof. Historically, the percentage increase or decrease in the market price of a warrant has tended to be greater than the percentage increase or decrease in the market price of the underlying common shares. A Warrant may become valueless, or of reduced value, if the market price of the Common Stock decreases, or increases only modestly, over the term of the Warrant.

     The Warrants may be exercised during the five year period commencing on the date of this Prospectus (subject to redemption as described above) upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant Agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (by check payable to the Company) for the number of Warrants being exercised. The Warrantholders do not have the right or privileges of holders of Common Stock.

     No Warrant will be exercisable unless at the time of exercise there is a current registration statement under the Securities Act covering the issuance of the shares underlying the Warrants. The Company has undertaken to use its best efforts to maintain a current registration statement relating thereto until the expiration of the Warrants, subject to the terms of the Warrant Agreement. The Company may suspend exercise of the Warrants during such period as is necessary to obtain or keep effective any registration, qualification or other governmental approval required in connection with the issuance of Common Stock upon exercise of the Warrants.

     No fractional shares will be issuable upon exercise of the Warrants. However, if a Warrantholder exercises all Warrants then owned of record by him, the Company will pay to such Warrantholder, in lieu of the issuance of any fractional share which is otherwise issuable, an amount in cash based on the market value of the Common Shares on the last trading day prior to the exercise date.

REPRESENTATIVE'S WARRANT

     The Company has agreed to sell to the Representative, pursuant to a separate warrant agreement, warrants to purchase from the Company an aggregate of 62,500 Units at a price equal to 120% of the public offering price of the Units offered hereby. See "Underwriting."

TRANSFER AGENT AND WARRANT AGENT

     The transfer agent and registrar with respect to the Company's Units and Common Stock and the warrant agent with respect to the Warrants is Norwest Bank Minnesota, N.A.

TEXAS BUSINESS CORPORATION LAWS

     The Texas Business Combination Law (Part 13 of the Texas Business Corporation Act) provides for a three-year moratorium on certain mergers, exchanges, sales of assets, shares issuances or reclassifications of securities (collectively, a "business combination") between an issuing public corporation and a shareholder who acquires beneficial ownership of 20% or more of such corporation's voting securities, unless (1) the business combination or the acquisition of shares by such affiliated holder is approved by the board of directors of the corporation prior to the affiliated holder's share acquisition date or (2) such business combination is approved by the affirmative vote of the holders of two-thirds of the outstanding voting shares of the corporation not owned by such affiliated holder at a meeting of shareholders not less than six months after the affiliated holder's share acquisition date.

     As provided in such Law, the Board of Directors of Surrey amended the Bylaws of the Corporation to provide that the Business Combination Law will not apply to the Company. Therefore, such business combinations may be entered into without such prior shareholder approval.

     The Texas Business Corporation Act provides for a shareholder vote for certain sale, lease, exchange or other disposition of corporate assets or certain mergers. In addition, the Act provides shareholders the right to dissent from certain of such corporate actions and, upon compliance with the required procedures, to request payment of the fair value of their shares.

                                  UNDERWRITING

     The Company has entered into an Underwriting Agreement (the "Underwriting Agreement") with Stuart, Coleman & Co., Inc., and the firms (the "Underwriters") listed below with respect to this offering. The Underwriters named below, represented by Stuart, Coleman & Co., Inc. (the "Representative"), have severally agreed on a "firm commitment" basis to purchase from the Company the respective number of Units set forth opposite their names below:

                        UNDERWRITER                           NUMBER OF UNITS
                        -----------                           ---------------
Stuart, Coleman & Co., Inc. ................................

                                                                  -------
     Total..................................................      625,000
                                                                  =======

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Units is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Units to be purchased by them pursuant to such Underwriting Agreement if any Units are purchased.

     The Underwriters will purchase the Units (including any Units purchased upon exercise of the over-allotment option) from the Company at a price per Unit representing a discount of 10% from the initial public offering price set forth on the cover of this prospectus.

     There has been no previous market for any of the Company's securities. The major factors considered by the Company and the Representative in determining the public offering price of the Units, in addition to prevailing market conditions, were the Company's earnings history, estimates of the business potential and earnings prospects of the Company, the present state of the Company's development and an assessment of the

Company's management, as well as consideration of the above factors in relation to market valuations of comparable companies.

     The Underwriters propose initially to offer the Units to the public at the Price to Public set forth on the cover page of this Prospectus and to selected dealers at such price less a concession not in excess of $0.486 per Unit. The Underwriter may allow, and such dealers may reallow, a concession not in excess of $0.10 per Unit to certain other brokers and dealers. After the initial public offering, the offering price, concessions and discounts to dealers may be changed by the Underwriters. The Representative has informed the Company that it does not intend to confirm sales to any account over which it has discretionary authority.

     The Company has granted the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an additional 93,750 Units at the Price to Public, less the underwriting discount shown on the cover page of this Prospectus. The Underwriters may exercise such option only for the purpose of covering any over-allotments in the sale of the Units offered hereby.

     The Company has agreed to pay the Representative a nonaccountable expense allowance equal to 3% of the aggregate offering price of the Units or $152,344 ($175,195 if the Underwriters' over-allotment option is exercised in full), $50,000 of which has been paid to date.

     In addition, the Company has agreed to enter into a two-year financial consulting agreement with the Representative upon the closing of the offering. The terms of this consulting agreement provide compensation to the Representative of $12,500 per year or an aggregate of $25,000, all of which is prepayable at the closing of the offering. The Representative has agreed to provide, on an as needed basis, advice to the Company with respect to financial matters.


     In connection with this offering, the Company has agreed to sell to the Representative, for a price of $.0005 per warrant, a warrant to purchase up to 62,500 Units (the "Representative's Warrant"). The Representative's Warrant may be exercised in whole or in part commencing twelve months after the date of this Prospectus and for a period of four years thereafter, at an exercise price equal to 120% of the Price to Public. During the first year, the Representative's Warrant may not be transferred, sold, assigned or hypothecated except to persons who are officers or principals of the Representative or by operation of law in the death of any such officer or principal. The Representative's Warrant contains anti-dilution provisions that make appropriate adjustments upon the occurrence of certain events.


     Subject to certain limitations and exclusions, the Company has agreed, at the request of the holders of a majority of the Representative's Warrant and at the Company's expense, during the four-year period commencing one year from the date of this Prospectus, to register the Units, Common Stock and Warrants underlying the Representative's Warrant under the Securities Act on one occasion and to also include such underlying securities in any appropriate registration statement which is filed by the Company during the four-year period commencing one year after the date of this Prospectus.

     Although it has no legal obligation to do so, the Representative has indicated that from time to time it may become a market maker and otherwise effect transactions in the Company's securities. The Company has made application to have the Units, Common Stock and Warrants listed on the Nasdaq SmallCap Market(SM) upon official notice of issuance.

     In connection with the offering, the Representative and certain selling group members may engage in certain transactions that stabilize, maintain or otherwise affect the market price of the Units, the Common Stock and the Warrants. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase the Units, the Common Stock and the Warrants for the purpose of pegging, fixing or maintaining the market price of such securities. The Representative may also create a short position in the Units by selling more Units in connection with the offering than it is committed to purchase from the Company, and in such case the Representative may reduce all or a portion of that short position by purchasing the Units, the Common Stock and the Warrants in the open market. The Representative also may elect to reduce any short position by exercising all or any portion of the over-allotment option described herein. In addition, the Representative may impose "penalty bids" whereby selling commissions allowed to selling group members or other broker-dealers in respect of the Units sold in the offering for their account may be reclaimed by the Representative if the securities comprising the Units are repurchased by the Representative or any selling group member in stabilizing or covering transactions. Any of the transactions described in this paragraph may stabilize or maintain the market price of the Units, the Common Stock and the Warrants at a level above that which might otherwise prevail in the open market.

     The Underwriting Agreement provides for reciprocal indemnification between the Company, the Underwriters and their controlling persons against civil liabilities in connection with the offering, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Each of the current executive officers and directors of the Company and holders of more than 10% of the Common Stock, who will beneficially own in the aggregate 1,227,727 shares of Common Stock after the offering, and the Company have agreed that they will not, without the prior consent of the Representative, offer, sell or grant any option to sell any securities of the Company in the open market (other than pursuant to the over-allotment option) or otherwise for a period of 20 months from the effective date of this Prospectus.

     The foregoing is a brief summary of the provisions of the Underwriting Agreement, the Representative's Warrant and the financial consulting agreement and does not purport to be a complete statement of their respective terms and conditions. The Underwriting Agreement, the Representative's Warrant and the financial consulting agreement each have been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     On December 2, 1996, the Representative offered a settlement in administrative proceeding 3-8781 which was accepted by the Securities and Exchange Commission ("Commission"). The Commission issued an order making findings and imposing remedial sanctions. The findings alleged improper supervision of a branch office for not detecting a hidden scheme to "sell away" limited partnerships. The Representative neither admitted nor denied the allegations, agreed to pay a $25,000 fine and received a censure. In addition, the Representative undertook measures to tighten compliance with regard to "selling away" by retaining an outside consultant to prepare a procedure for tighter branch supervision and supervisory education. All aspects of the order have been complied with and the Commission advised.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 2,372,727 shares of Common Stock outstanding. In addition, the Company will have 625,000 shares of Common Stock reserved for issuance under the Warrants, 450,000 reserved for issuance under the Company's stock option plans (305,500 of which options have been granted effective as of the date of this Prospectus) and up to 187,500 shares reserved for issuance upon exercise of the Representative's Warrant. Of the 2,372,727 shares to be outstanding after the offering, the 1,250,000 shares of Common Stock sold to the public in this offering, and the 625,000 issuable upon exercise of the Warrants, will be freely tradeable without restriction or registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company (as defined in the rules and regulations promulgated under the Act) will be subject to the resale limitations of Rule 144 under the Securities Act.


     The remaining 1,122,727 shares of Common Stock held by the existing shareholder upon completion of this offering are "restricted securities" as that term is defined under Rule 144, all of which are currently eligible for sale pursuant to Rule 144. All such outstanding restricted shares are currently owned by the Chief Executive Officer of the Company who has agreed that he will not, without the prior consent of the Representative, offer, sell or grant any option to sell any securities of the Company in the open market or otherwise for a period of 20 months from the closing of this offering other than to members of his immediate family who will also agree to the terms of such "lock-up." In addition, Mr. van der Hagen has entered into a two year lock-up agreement, as required by certain state securities laws, pursuant to which he would be restricted from transfer or sale of his shares. The form of state lock-up agreement was filed as an exhibit to the Registration Statement. See "Management." In addition, the Representative has received certain registration rights under the Securities Act with respect to the securities issuable upon exercise of the Representative's Warrants. See "Underwriting."


     In general, under Rule 144, as currently in effect, a person (or persons whose sales are aggregated) who has beneficially owned restricted shares for at least a year is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock or the average weekly trading volume in the Company's Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person who has not been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned such restricted shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the requirements described above.

     As of the date of this Prospectus, there has been no public market for the Company's Common Stock. No assurance can be given that any such market will develop, or if developed, will be maintained. The Company cannot predict the effect, if any, that sales of restricted securities or the availability of such securities for sale could have on the market price, if any, prevailing from time to time. Nevertheless, sales of substantial amounts of the Company's Common Stock could adversely affect prevailing market prices of the Company's Common Stock and the Company's ability to raise additional capital by occurring at a time when it would be beneficial for the Company to sell securities.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Mackall, Crounse & Moore, PLC, Minneapolis, Minnesota. G. Thomas MacIntosh, a director of the Company, is a partner with the law firm of Mackall, Crounse, which has represented the Company in the past and anticipates representing the Company in the future. Certain legal matters will be passed upon for the Underwriter by Helene K. Netter, Esq., Managing Director, Corporate Finance, Stuart, Coleman & Co., Inc., New York, NY.

                                    EXPERTS

     The financial statements of Surrey, Inc. at December 31, 1996 and for each of the years ended December 31, 1995 and 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   CHANGES IN COMPANY'S CERTIFYING ACCOUNTANT

     On December 2, 1996, the Company's Board of Directors approved the engagement of the independent certified public accounting firm of Ernst & Young LLP to audit the financial statements of the Company. Accordingly, the engagement of James M. Betty, Certified Public Accountants as the Company's independent auditors was discontinued.

     The report of James M. Betty, Certified Public Accountants on the Company's financial statements for the year ended December 31, 1995 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The report is not included in the Registration Statement as Ernst & Young LLP was engaged to re-audit that period in connection with this offering.

     There were no disagreements between the Company and James M. Betty, Certified Public Accountants on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of James M. Betty, Certified Public Accountants, would have caused James M. Betty, Certified Public Accountants to make reference to the matter in their report.

                             ADDITIONAL INFORMATION

     Prior to this offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 ("Registration Statement"), together with exhibits thereto, relating to the Units offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and exhibits thereto. For further information with respect to the Company and the Units, the Common Stock, and the Warrants, reference is made to such Registration Statement and exhibits. Statements made in this Prospectus as to the contents of any contract, agreement or other documents referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement and exhibits may be inspected without charge and copied at the principal public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Commission's Public Reference Section at 450 Fifth Street N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company has not, to date, filed reports with the Securities and Exchange Commission, but will be required to do so upon completion of this offering. The Company intends to furnish annual reports to shareholders containing financial statements which have been audited and reported upon by independent certified public accountants and such other periodic reports as it may determine to be appropriate or as may be required by law. The Company will also provide without charge to each person who receives this Prospectus, upon written or oral request, a copy of any of the information that is incorporated by reference (not including exhibits to the information that is incorporated by reference unless the exhibits themselves are specifically incorporated by reference). Such request should be directed to John B. van der Hagen, 13110 Trails End Road, Leander, Texas 78641, (512) 267-7172.

                                  SURREY, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young, LLP, Independent Auditors..........  F-2
Balance Sheets as of December 31, 1996 and September 30,
  1997 (unaudited)..........................................  F-3
Statements of Operations for the years ended December 31,
  1995 and 1996 and for the nine months ended September 30,
  1996 (unaudited) and 1997 (unaudited).....................  F-4
Statements of Shareholders' Equity (Deficit) for the years
  ended December 31, 1995 and 1996 and for the nine months
  ended September 30, 1997 (unaudited)......................  F-5
Statements of Cash Flows for the years ended December 31,
  1995 and 1996 and for the nine months ended September 30,
  1996 (unaudited) and 1997 (unaudited).....................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG, LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
Surrey, Inc.

     We have audited the accompanying balance sheet of Surrey, Inc. as of December 31, 1996, and the related statements of operations, shareholders' equity and cash flows for the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Surrey, Inc. at December 31, 1996, and the results of its operations and its cash flows for the years ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Austin, Texas
September 4, 1997

                                  SURREY, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,    SEPTEMBER 30,
                                                                    1996            1997
                                                                ------------    -------------
                                                                                 (UNAUDITED)
ASSETS
Current assets:
Cash........................................................       $  159          $   69
Accounts receivable, net of allowance for doubtful accounts
  of $30 at December 31, 1996 and $45 at September 30,
  1997......................................................        1,312           1,977
Inventories, net............................................        1,172           1,375
Prepaid expenses and other current assets...................           31              28
Deferred income taxes.......................................           46              53
                                                                   ------          ------
Total current assets........................................        2,720           3,502
Property and equipment, net.................................        1,508           1,512
Deferred financing costs....................................           --             196
                                                                   ------          ------
Total assets................................................       $4,228          $5,210
                                                                   ======          ======
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Trade accounts payable....................................       $  660          $1,308
  Accrued expenses..........................................           90             232
  Notes payable.............................................          729             688
  Note payable to former shareholder........................           --           1,250
  Notes payable to shareholders, current portion............           28             175
  Current maturities of long-term debt......................           97              98
  Current maturities of capital lease obligations...........          106              70
  Income taxes payable......................................            8             153
                                                                   ------          ------
Total current liabilities...................................        1,718           3,974
Notes payable to shareholders, less current maturities......          154              --
Long-term debt, less current maturities.....................        1,239           1,175
Capital lease obligations, less current maturities..........           77              62
Deferred income taxes.......................................           42              38
Commitments and contingencies
Shareholders' equity (deficit):
  Common stock, no par value, 10,000,000 shares authorized,
     2,245,454 and 1,122,727 shares issued and outstanding
     at December 31, 1996 and September 30, 1997,
     respectively...........................................          393              --
  Retained earnings (deficit)...............................          605             (39)
                                                                   ------          ------
Total shareholders' equity (deficit)........................          998             (39)
                                                                   ------          ------
Total liabilities and shareholders' equity (deficit)........       $4,228          $5,210
                                                                   ======          ======

                            See accompanying notes.

                                  SURREY, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                       ------------------------      ----------------------
                                                        1995           1996           1996          1997
                                                        ----           ----           ----          ----
                                                                                          (UNAUDITED)
Net sales..........................................     $7,882       $    7,336      $4,878      $    6,363
Cost of sales......................................      6,071            5,485       3,562           4,702
                                                        ------       ----------      ------      ----------
Gross profit.......................................      1,811            1,851       1,316           1,661
Operating expenses:
  Sales and marketing..............................        513              507         366             288
  General and administrative.......................      1,076            1,005         729             870
                                                        ------       ----------      ------      ----------
Total operating expenses...........................      1,589            1,512       1,095           1,158
Income from operations.............................        222              339         221             503
Other:
  Interest expense, net............................        222              226         162             159
  Other income.....................................          3               --          --               4
                                                        ------       ----------      ------      ----------
Income before income taxes.........................          3              113          59             348
Provision for income taxes.........................          1               47          25             135
                                                        ------       ----------      ------      ----------
Net income.........................................     $    2       $       66      $   34      $      213
                                                        ======       ==========      ======      ==========
Pro forma net income per common share..............                  $     0.06                  $     0.19
                                                                     ==========                  ==========
Weighted average shares outstanding................                   1,122,727                   1,122,727
                                                                     ==========                  ==========

                            See accompanying notes.

                                  SURREY, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                           COMMON STOCK                       TOTAL
                                                       --------------------   RETAINED    SHAREHOLDERS'
                                                         SHARES               EARNINGS       EQUITY
                                                       OUTSTANDING   AMOUNT   (DEFICIT)     (DEFICIT)
                                                       -----------   ------   ---------   -------------
Balance at January 1, 1995...........................   2,245,454    $ 393      $ 537        $   930
  Net income.........................................          --       --          2              2
                                                       ----------    -----      -----        -------
Balance at December 31, 1995.........................   2,245,454      393        539            932
  Net income.........................................          --       --         66             66
                                                       ----------    -----      -----        -------
Balance at December 31, 1996.........................   2,245,454      393        605            998
  Repurchase of common stock.........................  (1,122,727)    (393)      (857)        (1,250)
  Net income (unaudited).............................          --       --        213            213
                                                       ----------    -----      -----        -------
Balance at September 30, 1997 (unaudited)............   1,122,727    $  --      $ (39)       $   (39)
                                                       ==========    =====      =====        =======

                            See accompanying notes.

                                  SURREY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      NINE MONTHS
                                                                 YEAR ENDED              ENDED
                                                                DECEMBER 31,         SEPTEMBER 30,
                                                              ----------------      ----------------
                                                              1995       1996       1996       1997
                                                              ----       ----       ----       ----
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income..................................................  $   2      $  66      $  34      $ 213
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................    205        210        158        172
  Gain on sale of asset.....................................     (3)        --         --         --
  Changes in operating assets and liabilities:
     Accounts receivable....................................    120       (184)        56       (665)
     Inventories............................................   (353)       183       (110)      (203)
     Prepaid expenses and other current assets..............     10        (19)       (17)         3
     Deferred income taxes..................................    (15)        (3)        25        (11)
     Trade accounts payable.................................    (65)      (328)       (38)       648
     Accrued expenses.......................................     31        (38)         8        142
     Income taxes payable...................................     (3)         6        (45)       145
                                                              -----      -----      -----      -----
Net cash provided by (used in) operating activities.........    (71)      (107)        71        444
INVESTING ACTIVITIES
Acquisition of property and equipment.......................   (159)      (105)       (48)      (122)
Proceeds from sale of property and equipment................     15         --         --         --
                                                              -----      -----      -----      -----
Net cash used in investing activities.......................   (144)      (105)       (48)      (122)
FINANCING ACTIVITIES
Proceeds from issuance of notes payable.....................    650        500        200        513
Payment of notes payable....................................   (275)      (246)      (231)      (554)
Proceeds from issuance of notes payable to shareholders.....     --        200        200         --
Payment of notes payable to shareholders....................     --        (19)       (12)        (7)
Proceeds from issuance of long-term debt....................     21         33         --         --
Payment of long-term debt...................................    (55)       (82)       (58)       (63)
Principal payments on capital lease obligations.............   (145)      (144)      (132)      (105)
Deferred financing costs....................................     --         --         --       (196)
                                                              -----      -----      -----      -----
Net cash provided by (used in) financing activities.........    196        242        (33)      (412)


Net increase (decrease) in cash.............................  $ (19)     $  30      $ (10)     $ (90)
Cash, beginning of period...................................    148        129        129        159
                                                              -----      -----      -----      -----
Cash, end of period.........................................  $ 129      $ 159      $ 119      $  69
                                                              =====      =====      =====      =====
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid...........................................  $   8      $  45      $  45      $   5
Acquisition of property and equipment via issuance of
  capital leases............................................  $ 138      $  22      $  22      $  54

     Interest paid during the years ended December 31, 1995 and 1996 and the nine months ended September 30, 1996 and 1997 approximates the interest expense for those periods.

                            See accompanying notes.

                                  SURREY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1997
    AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. NATURE OF BUSINESS

     Surrey, Inc. manufactures personal and home care products for major drug, grocery and discount retailers and distributes its products on a nationwide basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1997 may not be indicative of the results for the year ended December 31, 1997.

RECOGNITION OF REVENUE

     Revenue is recognized at the date of shipment. Provision is made for estimated product returns.

INVENTORIES

     Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Equipment includes amounts recorded under capital leases. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to forty years. Assets recorded under capital leases are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the related leases and such amortization is included in depreciation and amortization of property and equipment.

     Expenditures for major renewals and improvements are capitalized, while repairs and maintenance are charged to expense when incurred.

LONG-LIVED ASSETS

     Effective January 1, 1996 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Impairment losses are recognized when indicators of impairment are present and the estimated future undiscounted cash flows are not sufficient to recover the assets' carrying value or estimated fair value, less costs to sell. The effect of adopting this Statement was not material to the financial statements. At December 31, 1996 there were no events or circumstances which indicated that long-lived assets of the Company might be impaired.

INCOME TAXES

     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and

                                  SURREY, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

ADVERTISING

     The production cost of advertising is expensed as incurred. Advertising expense was $141,000, $89,000, $56,000 and $47,000 for the years ended December 31, 1995 and 1996, and for the nine month periods ended September 30, 1996 and 1997, respectively.

PRO FORMA NET INCOME PER COMMON SHARE

     Pro forma net income per common share is based on the weighted average number of common shares outstanding during the period. In August 1997, the Company repurchased fifty percent (1,122,727 shares) of the outstanding common stock. The pro forma earnings per share is presented as if the repurchase occurred on January 1, 1996. There are no common stock equivalents.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified for comparative purposes.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which is required to be adopted for financial statements issued for periods ending after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, the presentation of primary earnings per share is replaced with basic earnings per share, the calculation of which excludes the dilutive effect of common stock equivalents. The Company believes that the Statement will not materially impact previously reported earnings per share.

3. INVENTORIES

     The Company's inventories consist of the following (in thousands):

                                                       DECEMBER 31,   SEPTEMBER 30,
                                                           1996           1997
                                                       ------------   -------------
                                                                       (UNAUDITED)
Raw materials........................................     $  976         $  931
Finished goods.......................................        196            444
                                                          ------         ------
                                                          $1,172         $1,375
                                                          ======         ======

                                  SURREY, INC.

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (in thousands):

                                                       DECEMBER 31,   SEPTEMBER 30,
                                                           1996           1997
                                                       ------------   -------------
                                                                       (UNAUDITED)
Equipment............................................     $1,702         $1,862
Building.............................................        886            899
Automobiles..........................................        120            122
Furniture and fixtures...............................         33             34
                                                          ------         ------
                                                           2,741          2,917
Accumulated depreciation and amortization............     (1,301)        (1,473)
                                                          ------         ------
                                                           1,440          1,444
Land.................................................         68             68
                                                          ------         ------
Property and equipment, net..........................     $1,508         $1,512
                                                          ======         ======

     Assets under capital leases totaling $574,000 at December 31, 1996 and $628,000 at September 30, 1997 are included in equipment.

5. CONTINGENCIES

     The Company is involved in certain claims arising in the normal course of business. An estimate of the possible loss resulting from these matters cannot be made, however, the Company believes that the ultimate resolution of these matters will not have a material adverse effect on its financial position or results of operations.

6. NOTES PAYABLE

     Notes payable consist of the following (in thousands):

                                                                DECEMBER 31,    SEPTEMBER 30,
                                                                    1996            1997
                                                                ------------    -------------
                                                                                 (UNAUDITED)
Borrowings under a revolving line of credit ($500,000 at
December 31, 1996 and $800,000 at September 30, 1997),
bearing interest at the bank's prime rate plus 1.5% (9.75%
at December 31, 1996 and 10% at September 30, 1997), with
interest due monthly and all principal due in April 1998.
The line is collateralized by accounts receivable, inventory and property and equipment, and is guaranteed by the
Company's shareholders. ....................................        $500            $500
Note payable to a bank, bearing interest at the bank's prime rate plus 2% (10.25% at December 31, 1996 and 10.5% at
September 30, 1997), due in monthly installments of $6,000
in principal and interest through May 1998, at which time
all outstanding principal and interest are due. The note is
collateralized by accounts receivable, inventory, and
property and equipment, and is guaranteed by the Company's
shareholders. ..............................................         229             188
                                                                    ----            ----
                                                                    $729            $688
                                                                    ====            ====

                                  SURREY, INC.

7. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                DECEMBER 31,    SEPTEMBER 30,
                                                                    1996            1997
                                                                ------------    -------------
                                                                                 (UNAUDITED)
Note payable to a bank, bearing interest at the bank's prime rate plus 1.75% (10% at December 31, 1996 and 10.25%
  September 30, 1997), due in monthly installments of
  $16,000 in principal and interest, through November 2006,
  at which time all outstanding principal and interest are
  due. The note is collateralized by accounts receivable,
  inventory, and property and equipment. The note is
  guaranteed by the Company's shareholders and by the United
  States Small Business Administration. ....................       $1,278          $1,227
Notes payable to various banks for automobiles, bearing
  interest at rates ranging from 6.9% to 8.75%, due in
  monthly installments of principal and interest of
  approximately $1,000, maturing at various dates through
  November 1999. The notes are collateralized by the
  automobiles financed by the notes. .......................           58              46
                                                                   ------          ------
                                                                    1,336           1,273
Less current maturities.....................................          (97)            (98)
                                                                   ------          ------
Long-term debt, less current maturities.....................       $1,239          $1,175
                                                                   ======          ======


     The note which is guaranteed by the United States Small Business Association ("the SBA Loan") contains restrictive covenants which limit the Company's capital expenditures and require the Company to maintain certain financial ratios. At December 31, 1996, the Company was in violation of the debt service coverage ratio, minimum net worth and the capital expenditures limitation. The Company has obtained a waiver of these violations as of December 31, 1996 from the lender. At September 30, 1997, the Company was in violation of the debt to net worth ratio, current ratio, debt service coverage ratio, minimum net worth and capital expenditures limitation. The Company has obtained a waiver from the lender for these violations through October 1, 1998.


     Maturities of long-term debt are as follows for the period ending December 31 (in thousands):

1997........................................................    $   97
1998........................................................        96
1999........................................................       104
2000........................................................        96
2001........................................................       106
2002........................................................       117
Thereafter..................................................       720
                                                                ------
  Total.....................................................    $1,336
                                                                ======

8. NOTES PAYABLE TO SHAREHOLDERS

     In March 1996, the Company issued notes payable to shareholders of the Company totaling $200,000. The notes bear interest at 12% per annum, and are due in monthly installments of $2,000 in principal and interest through January 2002. The notes are subordinate to the SBA loan. The Company has not made payment on the notes since March 1997, and thus the noteholders may declare the notes to be immediately due. Accordingly, the notes are classified as current at September 30, 1997.

                                  SURREY, INC.

9. SHAREHOLDERS' EQUITY

     On August 15, 1997, the Company (Purchaser) and a shareholder (Seller) entered into a Stock Purchase Agreement (Purchase Agreement), to purchase 50% of the outstanding capital stock of the Company (1,122,727 shares) for $1,250,000. The purchase price is payable in the form of a non-interest bearing promissory note. The note is due at the earlier of the closing of the Purchaser's initial public offering, December 31, 1997 or such other date as the parties may mutually agree. The shares repurchased by the Company have been canceled.

     Effective September 3, 1997 the Shareholders and the Board of Directors approved a 11.22727-for-1 stock split of the outstanding common stock. All share amounts presented in these financial statements have been restated to retroactively reflect the stock split.

10. INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes are as follows (in thousands):

                                                                           SEPTEMBER
                                                            DECEMBER 31,      30,
                                                                1996         1997
                                                            ------------   ---------
Deferred tax liabilities:
  Tax over book depreciation..............................      $(42)         $(38)
                                                                ----          ----
Total deferred tax liabilities............................       (42)          (38)
Deferred tax assets:
  Allowance for doubtful accounts.........................        10            17
  Inventory and other resources...........................        36            36
                                                                ----          ----
Total deferred tax assets.................................        46            53
Valuation allowance for deferred tax assets...............        --            --
                                                                ----          ----
Net deferred tax assets...................................        46            53
                                                                ----          ----
Net deferred tax assets (liabilities).....................      $  4          $ 15
                                                                ====          ====

     Significant components of the provision for income taxes attributable to continuing operations for the years-ended are as follows (in thousands):

                                                  DECEMBER 31,      SEPTEMBER 30,
                                                  ------------      --------------
                                                  1995    1996      1996     1997
                                                  ----    ----      ----     ----
Current:
  Federal.......................................  $ 4     $47        $ 18     $132
  State.........................................    1       4           2       14
                                                  ---     ---        ----     ----
Total current...................................    5      51          20      146
Deferred:
  Federal.......................................   (3)     (3)          4       (9)
  State.........................................   (1)     (1)          1       (2)
                                                  ---     ---        ----     ----
Total deferred..................................   (4)     (4)          5      (11)
                                                  ---     ---        ----     ----
                                                  $ 1     $47        $ 25     $135
                                                  ===     ===        ====     ====

                                  SURREY, INC.

10. INCOME TAXES (CONTINUED)
     The reconciliation of income tax attributable to continuing operations at the U.S. federal statutory tax rates to income tax expense is:

                                                               DECEMBER 31,    SEPTEMBER 30,
                                                              --------------   --------------
                                                              1995      1996   1996      1997
                                                              ----      ----   ----      ----
Tax at federal statutory rate...............................   34%       34%   34%        34%
State taxes (net of federal effect).........................    4         4      4         3
Nondeductible items and other...............................    4         4      4         2
                                                               --        --    ---        --
                                                               42%       42%   42%        39%
                                                               ==        ==    ===        ==

11. CAPITAL LEASE OBLIGATIONS

     The Company leases certain equipment under capital leases. A summary of minimum lease commitments that have initial or remaining lease terms in excess of one year is as follows (in thousands):

                                                              CAPITAL LEASES
                                                        --------------------------
                                                              PERIOD ENDING
                                                        DECEMBER 31   SEPTEMBER 30
                                                        -----------   ------------
1997..................................................     $ 121          $ 26
1998..................................................        53            65
1999..................................................        30            45
2000..................................................        --            10
2001..................................................        --             8
2002..................................................        --             2
                                                           -----          ----
Total minimum lease payments..........................       204           156
Less amounts representing interest....................       (21)          (24)
                                                           -----          ----
Present value of net minimum lease payments...........       183           132
Less current maturities...............................      (106)          (70)
                                                           -----          ----
                                                           $  77          $ 62
                                                           =====          ====

12. SALES TO MAJOR CUSTOMERS

     For the year ended December 31, 1995, sales to three customers amounted to approximately $2,660,000 representing 34% of net sales. For the year ended December 31, 1996, sales to one customer amounted to approximately $1,615,000 representing 21% of net sales.

                                                                DECEMBER 31,
                                                                ------------
                                                                1995    1996
                                                                ----    ----
Customer A..................................................    13%     21%
Customer B..................................................     11      --
Customer C..................................................     10      --
                                                                ---     ---
                                                                34%     21%
                                                                ===     ===

13. CONCENTRATION OF CREDIT RISK

     The Company is principally engaged in the manufacturing and distribution of personal and home care products within the United States. Consequently, the Company's ability to collect the amounts due from

                                  SURREY, INC.

13. CONCENTRATION OF CREDIT RISK (CONTINUED) customers may be affected by economic fluctuations within the United States and the major drug, grocery and discount retailer industry. Credit losses relating to such economic fluctuations have been within management's expectations.

14. LONG-TERM INCENTIVE PLAN

     On September 3, 1997 the Shareholders and the Board of Directors adopted the Surrey, Inc. 1997 Long-Term Incentive Plan (the Incentive Plan) and the Surrey, Inc. 1997 Non-Employee Directors' Stock Option Plan (the Directors'
Plan). The Incentive Plan provides for the granting of stock options and other incentive awards to key employees and employee directors of the Company. The exercise price of incentive stock options may not be less than fair market value of the common stock on the date of grant (110% of fair market value in the case of options granted to a person possessing more than 10% of the combined voting power of the Company). Nonqualified stock options may also be granted under the Incentive Plan. The Company has reserved 350,000 shares of its common stock for issuance under the Incentive Plan.

     The Director's Plan provides for the granting of automatic, nondiscretionary awards of stock options to directors of the Company who are not employees. The Company has reserved 100,000 shares of its common stock for issuance under the Directors' Plan.

15. COMMITMENTS AND CONTINGENCIES

     In August 1997, the Company entered into a Consultant Agreement with a former shareholder. The Company shall pay the former shareholder $125,000 per year plus reimbursement of certain out-of-pocket expenses, payable on a bi-weekly basis. The agreement will terminate on the earlier of the closing of the Company's initial public offering, December 31, 1997 or such other date as the parties may mutually agree.

     The Company has a commitment to purchase land located next to its corporate headquarters. The total purchase price is $62,500 and the purchase is expected to close in January 1998. At September 30, 1997, the Company has put a deposit of $5,000 on the land.

     On October 16, 1997, the Company entered into a settlement and release agreement with a prior advisor to settle a dispute under an arrangement negotiated in mid-1996 in connection with a proposed restructuring of the Company. In settlement of the disputed claims, the Company has agreed to pay the prior advisor $60,000 on or before December 15, 1997. This liability has been accrued at September 30, 1997.

16. SUBSEQUENT EVENTS

     The Company intends to proceed with an initial public offering of its common stock. Although the success of such a proposed offering cannot be certain, management is proceeding with activities relating to the process.

             ======================================================

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE REPRESENTATIVE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                               ------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Prospectus Summary.....................    3
Risk Factors...........................    5
Use Of Proceeds........................   10
Dilution...............................   11
Dividend Policy........................   11
Capitalization.........................   12
Selected Financial Data................   13
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations........................   14
Business...............................   18
Management.............................   24
Certain Transactions...................   28
Principal Shareholders.................   30
Description of Securities..............   31
Underwriting...........................   33
Shares Eligible For Future Sale........   35
Legal Matters..........................   36
Experts................................   36
Changes in Company's Certifying
  Accountant...........................   36
Additional Information.................   37
Index to Financial Statements..........  F-1


                               ------------------

     UNTIL          , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ======================================================
             ======================================================
                                 625,000 UNITS
                                 CONSISTING OF
                        1,250,000 SHARES OF COMMON STOCK
                                      AND
                     625,000 COMMON STOCK PURCHASE WARRANTS

                                      LOGO
                                  SURREY, INC.
                               ------------------

                                   PROSPECTUS
                               ------------------

                                      LOGO
                                        , 1997
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02-1 of the Texas Business Corporation Act provides that the Company may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director or officer only if it is determined in accordance with such article that the person: (1) conducted himself in good faith; (2) reasonably believed: (a) in the case of conduct in his official capacity, that his conduct was in the corporation's best interests; and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (3) in the case of any criminal proceeding, has no reasonable cause to believe his conduct was unlawful.

     Except to the extent permitted by such article, a director or officer may not be indemnified under this article in respect of a proceeding: (1) in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or (2) in which the person is found liable to the corporation.

     A person may be indemnified under such article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification
(1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

     A determination of indemnification under such article must be made: (1) by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding; (2) if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding; (3) by special legal counsel selected by the board of directors or a committee of the board by vote as set forth above in (1) or (2) or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or (4) by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

     Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (3) above for the selection of special legal counsel. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under this article shall be deemed to constitute authorization of indemnification in the manner required by this section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.

     A corporation shall indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

     A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, a corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of self-insurance;
(3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other persons participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

     The articles of incorporation of a corporation may restrict the circumstances under which the corporation is required or permitted to indemnify a person under such article.

     Provisions regarding indemnification of officers and directors of the Company are contained in Article XI of the Company's Articles of Incorporation, as amended (Exhibit 3.1 to this Registration Statement), and Article VIII of the Company's Amended and Restated Bylaws (Exhibit 3.2 to this Registration Statement), each of which are incorporated herein by reference.

     Under Section 7 of the Underwriting Agreement, filed as Exhibit 1.1 hereto, the Underwriters agree to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following expenses will be paid by the Company in connection with the distribution of the securities registered hereby and do not include the underwriting discount to be paid to the Underwriters. All of such expenses, except for the SEC Registration Fee, Nasdaq listing fee, and NASD filing fee, are estimated.

SEC Registration Fee........................................    $  2,815
Nasdaq Small Cap Listing Fee................................       8,600
NASD Filing Fee.............................................       1,200
Transfer Agent's fees.......................................       2,500
Legal Fees and Expenses.....................................      65,000
Representative's Nonaccountable Expenses....................     152,344
Accountants' Fees and Expenses..............................      45,000
Printing Expenses...........................................      40,000
Blue Sky Fees and Expenses..................................      20,500
Miscellaneous...............................................       2,041
                                                                --------
     Total..................................................    $340,000
                                                                ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

     During the past three years, the Registrant has sold the following securities pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Act") pursuant to Section 4(2):

     In September 1997, the Registrant effected a 11.22727-for-one stock split with respect to its common stock.

     The holder of the securities described above acquired them for his own account and not with a view to any distribution thereof to the public in violation of the securities laws. The certificate evidencing the securities bears a legend stating that such shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Act, or an exemption from such registration requirements. The Registrant has placed stop transfer instructions with the transfer agent with respect to all such securities. No underwriting commissions or discounts were paid with respect to the sales of unregistered securities described above.

ITEM 27. EXHIBITS.


NUMBER                               DESCRIPTION
------                               -----------
 *1.1        Revised Form of Underwriting Agreement
 *1.2        Revised Form of Selected Dealer Agreement
 *1.3        Revised Form of Representative's Warrant
 *1.4        Form of Lock-Up Agreement
 *1.5        Form of Agreement Among Underwriters
 *1.6        Voting Trust Agreement dated August 28, 1997
 *1.7        Form of state security lock-up agreement
 *3.1        Articles of Incorporation, as amended to date
 *3.2        Amended and Restated By-laws
 *4.1        Specimen of Common Stock
 *4.2        Revised Form of Warrant Agreement and Warrant Certificate
 *5          Opinion of Mackall, Crounse & Moore, PLC
*10.1        1997 Long-Term Incentive Plan
*10.2        1997 Non-Employee Directors' Stock Option Plan
*10.3(a)     SBA Authorization and Loan Agreement
*10.3(b)     Loan Agreement and Deed of Trust
*10.3(c)     SBA Note
*10.3(d)     Guaranty of James K. Olson
*10.3(e)     Guaranty of John van der Hagen
*10.4(a)     Revised Promissory Note of the Company to Norwest Bank
             Texas, South Central ("Norwest") in the principal amount of
             $800,000, due April 1998
*10.4(b)     Commercial Guaranty of John van der Hagen
*10.4(c)     Commercial Guaranty of James K. Olson
*10.4(d)     Revised Commercial Security Agreement of Company
*10.4(e)     Revised Line of Credit Loan Agreement (Amendment to Loan)
*10.5(a)     Promissory Note of the Company to Norwest in the principal amount of $221,234.39, due May 1998
*10.5(b)     Commercial Guaranty of John van der Hagen
*10.5(c)     Commercial Guaranty of James Olson
*10.5(d)     Security Agreement
*10.6        Promissory Note payable to John B. van der Hagen, dated
             March 11, 1996
*10.7        Promissory Note payable to James K. Olson, dated March 11,
             1996
*10.8        Purchase Note payable to James K. Olson, dated August 15,
             1997
*10.9        Employment Agreement, effective December 1997, between
             Surrey, Inc. and John van der Hagen

NUMBER                               DESCRIPTION
------                               -----------
*10.10       Employment Agreement, effective December 1997, between
             Surrey, Inc. and Martin van der Hagen
*10.11       Consulting Agreement between the Company and James K. Olson, dated August 15, 1997, Indemnity Agreement, Noncompetition and Confidentiality Agreement
*10.12       Form of Consulting Agreement between the Company and Stuart,
             Coleman & Co., Inc.
*16          Letter from prior accountant to Company
*23.1        Consent of Mackall, Crounse & Moore, PLC (included in
             Exhibit 5)
 23.2        Consent of Ernst & Young LLP, independent auditors (included at page II-6)
*24          Powers of Attorney (included on Signature Page)
*27          Financial Data Schedule


-------------------------
* Previously filed

ITEM 28. UNDERTAKINGS.

     The Registrant will provide to the underwriters at the closing specified in the Underwriting Agreement certificates required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or pending) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant further undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leander, State of Texas, on November 24, 1997.


                                          SURREY, INC.


                                          By    /s/ JOHN B. VAN DER HAGEN


                                            ------------------------------------

                                                   John B. van der Hagen


                                                  Chief Executive Officer



     In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on November 24, 1997 by the following persons in the capacities indicated.



                     SIGNATURES                                   TITLE
                     ----------                                   -----

              /s/ JOHN B. VAN DER HAGEN                Chairman of the Board and
-----------------------------------------------------  CEO (Principal Executive
                John B. van der Hagen                  Officer)

                          *                            President and Director
-----------------------------------------------------
               Martin J. van der Hagen

                          *                            Director
-----------------------------------------------------
                 Mary van der Hagen

                          *                            Director
-----------------------------------------------------
                  Bruce A. Masucci

                          *                            Director
-----------------------------------------------------
                 G. Thomas MacIntosh

                          *                            Vice President -- Finance
-----------------------------------------------------  and Treasurer (Principal
                Mark J. van der Hagen                  Accounting Officer)

             * /s/ JOHN B. VAN DER HAGEN
-----------------------------------------------------
                John B. van der Hagen
                  Attorney-in-fact

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Selected Financial Data" and "Experts" and to the use of our report dated September 4, 1997, in the Registration Statement (Amendment No. 2 to Form SB-2 No. 333-35757) and related Prospectus of Surrey, Inc. for the registration of 625,000 units (each unit consisting of two shares of common stock and one redeemable common stock purchase warrant to purchase one share of common stock).


                                          /s/ Ernst & Young LLP

Austin, Texas

November 24, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SURREY, INC.

                              EXHIBIT TO FORM SB-2


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
 *1.1         Revised Form of Underwriting Agreement
 *1.2         Revised Form of Selected Dealer Agreement
 *1.3         Revised Form of Representative's Warrant
 *1.4         Form of Lock-Up Agreement with underwriter
 *1.5         Form of Agreement Among Underwriters
 *1.6         Voting Trust Agreement dated August 28, 1997
 *1.7         Form of state securities lock-up agreement
 *3.1         Articles of Incorporation, as amended to date
 *3.2         Amended and Restated By-laws
 *4.1         Specimen of Common Stock
 *4.2         Revised Form of Warrant Agreement and Warrant Certificate
 *5           Opinion of Mackall, Crounse & Moore, PLC
*10.1         1997 Long-Term Incentive Plan
*10.2         1997 Non-Employee Directors' Stock Option Plan
*10.3(a)      SBA Authorization and Loan Agreement
*10.3(b)      Loan Agreement and Deed of Trust
*10.3(c)      SBA Note
*10.3(d)      Guaranty of James K. Olson
*10.3(e)      Guaranty of John van der Hagen
*10.4(a)      Revised Promissory Note of the Company to Norwest Bank
              Texas, South Central ("Norwest") in the principal amount of
              $800,000, due April 1998
*10.4(b)      Commercial Guaranty of John van der Hagen
*10.4(c)      Commercial Guaranty of James K. Olson
*10.4(d)      Revised Commercial Security Agreement of Company
*10.4(e)      Revised Line of Credit Loan Agreement (Amendment to Loan)
*10.5(a)      Promissory Note of the Company to Norwest in the principal amount of $221,234.39, due May 1998
*10.5(b)      Commercial Guaranty of John van der Hagen
*10.5(c)      Commercial Guaranty of James Olson
*10.5(d)      Security Agreement
*10.6         Promissory Note payable to John B. van der Hagen, dated
              March 11, 1996
*10.7         Promissory Note payable to James K. Olson, dated March 11,
              1996
*10.8         Purchase Note payable to James K. Olson, dated August 15,
              1997
*10.9         Employment Agreement, effective December 1997, between
              Surrey, Inc. and John van der Hagen
*10.10        Employment Agreement, effective December 1997, between
              Surrey, Inc. and Martin van der Hagen
*10.11        Consulting Agreement between the Company and James K. Olson, dated August 15, 1997, Indemnity Agreement, Noncompetition and Confidentiality Agreement
*10.12        Form of Consulting Agreement between the Company and Stuart,
              Coleman & Co., Inc.
*16           Letter from prior accountant to Company
*23.1         Consent of Mackall, Crounse & Moore, PLC (included in
              Exhibit 5)
 23.2         Consent of Ernst & Young LLP, independent auditors (included at page II-6)
*24           Powers of Attorney (included on Signature Page)
*27           Financial Data Schedule


-------------------------

*Previously filed